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As Filed Pursuant to Rule 424(b)(5)
Registration No. 333-088280

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction in which the offer or sale is not permitted.

Subject to Completion, dated August 16, 2004

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 2, 2004)

40,000,000 Shares

Common Stock

This is an offering of 40,000,000 shares of Aquila, Inc. common stock. Our common stock is listed on the New York Stock Exchange under the symbol "ILA." The last reported sale price for our common stock on the New York Stock Exchange on August 13, 2004 was $3.08 per share.

Concurrently with this offering of common stock, we are offering 12,000,000 Premium Income Equity SecuritiesSM, which we refer to as "PIESSM," representing $300.0 million aggregate principal amount of our mandatorily convertible senior notes in a separate offering.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-13.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Aquila (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to 6,000,000 additional shares of our common stock to cover over-allotments, if any, on the same terms and conditions as set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about August    , 2004.

LEHMAN BROTHERS Sole Book-Running Manager	CREDIT SUISSE FIRST BOSTON

CITIGROUP	MERRILL LYNCH & CO.

August     , 2004

Aquila

Gas distribution
Electricity distribution
Combination gas/electricity

7 State Domestic Utility Operations

At December 31, 2003

- Gas Customers: 900,777
- On-system appliance repair business
- 1,569 miles of gas transmission pipelines
- 19,301 miles of gas distribution mains & service lines
- Electric Customers: 445,890
- 2,075 MW regulated generation
- 20,623 pole miles of electric T&D lines

At June 30, 2004

- $1.8 billion in revenues for the 12 months ended June 30, 2004
- $2.9 billion in assets

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the offering, our financial condition and other matters relating to us. The second part, the prospectus, incorporates by reference certain information relating to us, describes our common stock, and gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined.

        You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. In addition, the information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUPPLEMENT SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus and does not contain all of the information you may need to make your investment decision. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. You should also review "Risk Factors" beginning on page S-13 of this prospectus supplement to determine whether an investment in the common stock is appropriate for you. In this prospectus supplement, unless otherwise stated or unless the context otherwise requires, when we refer to "Aquila," "we," "our" and "us," we mean Aquila, Inc., a Delaware corporation, together with its consolidated subsidiaries.

Aquila, Inc.

        We are a domestic utility owner and operator headquartered in Kansas City, Missouri. We were incorporated in Missouri as Missouri Public Service Company in 1917 and reincorporated in Delaware as UtiliCorp United Inc. in 1985. In March 2002, we changed our name to Aquila, Inc. Our businesses are currently organized into two operating groups: Domestic Utilities, which comprises our regulated utility operations, and Merchant Services, which comprises our unregulated energy activities.

        Our primary focus is our Domestic Utilities group, which owns and operates regulated electric and natural gas utilities serving more than 1.3 million customers in seven mid-western states. Our electric utilities include 2,075 MW of generation capacity and 20,623 pole miles of electric transmission and distribution lines. Our gas utilities include 1,569 miles of gas transmission pipelines and 19,301 miles of gas distribution mains and service lines. The Domestic Utilities group generated revenues of $1.8 billion in the twelve months ended June 30, 2004 and had total assets of $2.9 billion at June 30, 2004. Substantially all of our revenues are generated by the Domestic Utilities group.

        Until recently, our operations also included significant international utility investments and Merchant Services was a much larger component of our business. In 2002, we began to reposition our business to focus on our Domestic Utilities group and reduce our financial obligations. As part of that repositioning, we have sold all of our international investments and a substantial portion of our Merchant Services assets, and we have wound down most of our Merchant Services energy trading portfolio. Our remaining Merchant Services group principally owns, operates, and contractually controls non-regulated power generation assets in the United States.

Strategic and Financial Repositioning

        Background.    In furtherance of our strategic and financial repositioning, over the past two years we have sold assets for gross proceeds exceeding $3.4 billion and have terminated over $1.2 billion of our future capacity payment obligations under certain tolling agreements. Most recently, we settled litigation with Chubb Group of Insurance Companies (Chubb) and came to an agreement with St. Paul Travelers (St. Paul), two sureties that have guaranteed four of our long-term gas supply contracts representing 92% of our prepaid gas delivery obligations. We also terminated our long-term prepaid gas supply contract with the Municipal Gas Authority of Mississippi (MGAM) and are terminating two long-term gas supply contracts with the American Public Energy Agency (APEA), representing three of the four underlying contracts that were guaranteed by Chubb or St. Paul. See "Recent Developments" for a further discussion of the settlement agreement, terminated contract, and our efforts to terminate more of these contracts.

        Since March 2002, we have aggressively reduced overhead as part of our repositioning. We have reduced staff, including employees transferred with the sale of various businesses, by approximately 1,800 employees, of which 496 were corporate or Domestic Utilities employees.

        We have also taken action to improve the returns of our Domestic Utilities operations. We made organizational changes to more closely align our utilities with their regulatory service areas and filed gas and electric rate cases in six states. We received regulatory approvals during 2003 for annual revenue increases totaling $34.4 million and to date in 2004 we have received additional regulatory approvals for annual rate increases totaling $47.1 million, the cumulative benefits of which are being realized over time.

        These actions and certain financing transactions have helped us reduce our debt while increasing our cash. As of June 30, 2004, we had total short-term and long-term debt of $2.6 billion and cash of $637.8 million, compared to total debt of $3.8 billion and cash of $514.9 million at September 30, 2002, when our short-term and long-term debt was at its peak. The cash balances at June 30, 2004 are in addition to $258.8 million classified on our balance sheet as funds on deposit that were used to retire $250.0 million of our maturing senior notes in July 2004. The cash balances are also in addition to the $504.0 million reflected on our balance sheet as restricted cash utilized for the Chubb settlement related to our prepaid long-term gas supply contracts.

        Outlook.    Our repositioning efforts are designed to decrease our financial leverage. We expect to use cash proceeds from the sale of the shares (and any proceeds from the PIES being offered in a concurrent offering) and any further asset sales to reduce our debt and other liabilities with the ultimate long-term goal of returning to being an investment-grade rated utility. However, we cannot assure you that we will achieve that goal or, if we do, when it may happen. Regardless, we believe that as our credit ratings improve, our borrowing costs and working capital requirements will be reduced and cash collateral will be returned to us, all of which would improve our earnings and cash flow.

        As described below in "Recent Developments," we have terminated our long-term prepaid gas contract with MGAM and we are terminating two of our remaining long-term prepaid gas supply contracts guaranteed by Chubb and St. Paul. We also expect to pursue the termination of one additional contract following the consummation of this offering and our concurrent PIES offering. Other than our Elwood tolling contract, these long-term prepaid gas contracts are our largest remaining Merchant Services obligations. Termination of these three contracts, together with the terminated MGAM contract, will require termination payments of approximately $720.5 million and result in an immediate pretax loss of approximately $204.7 million based on the June 30, 2004 pro forma assumptions described on page S-12. However, the terminations would also eliminate future cash obligations of $922.9 million and improve our gross profit by $348.7 million over the remaining life of the contracts, including the elimination of cash obligations of $115.4 million and the improvement of gross profit by $42.7 million during 2005.

        We will continue to focus on increasing operational efficiencies in our Domestic Utilities operations through process improvement initiatives. Our gas and electric utility businesses will focus on providing safe, reliable and efficient energy delivery and customer care. We intend to continue to manage costs and capital expenditures effectively, as well as improve our relationships with the state and federal regulatory bodies having authority over our utility operations and pursue rate relief. For example, in addition to the rate cases settled over the last eighteen months, we have one rate case currently pending which seeks a $19.2 million annual revenue increase with respect to our electric rates in Kansas and we have reached a settlement in another rate case in Colorado, which is subject to the approval of the Colorado Public Utilities Commission, pursuant to which we have been granted an $8.2 million annual revenue increase with respect to our electric rates. We believe that successfully achieving these objectives will allow us to increase our utility earnings and earn an appropriate rate of return on our Domestic Utilities' assets.

        We believe our recent actions and the initiatives discussed above reflect significant progress towards accomplishing our repositioning and achieving our goal of returning to a financially strong, regional utility.

Domestic Utilities

        Our Domestic Utilities group consists of our regulated electric and natural gas distribution utilities in the United States. Through networks of wires and pipes, we deliver energy to approximately 1.3 million customers in seven mid-western states: Colorado, Iowa, Kansas, Michigan, Minnesota, Missouri and Nebraska. At December 31, 2003, Domestic Utilities served 446,000 electric distribution customers in Missouri, Kansas and Colorado, and 901,000 natural gas distribution customers in Missouri, Kansas, Colorado, Nebraska, Iowa, Michigan and Minnesota. Approximately 65% of our electric distribution customers are located in Missouri, and our regulated assets located in Missouri represent approximately 50% of the book value of our regulated assets. Our Domestic Utilities generation facilities supply electricity principally to our own distribution systems. Additionally, we sell a small volume of excess power to other utilities and marketing companies. At December 31, 2003, our Domestic Utilities group had:

  •
  2,075 megawatts of generation capacity;

  •
  20,623 pole miles of electric transmission and distribution lines;

  •
  1,569 miles of gas transmission pipelines; and

  •
  19,301 miles of distribution mains and service lines.

        Our Domestic Utilities business is subject to regulation by various state public utility commissions with respect to services and facilities, rates and charges, accounting, valuation of property, depreciation, the creation of liens on property located within the jurisdiction of each such commission, and various other matters. Additionally, we are subject to regulation by the Federal Energy Regulatory Commission (FERC) for various activities.

        The following table summarizes sales, volumes and numbers of customers by customer class for our electric and gas utilities businesses:

  Electric Utilities

	2001	2002	2003
Sales (in millions)
Residential	$267.8	$275.5	$292.2
Commercial	186.6	190.2	200.9
Industrial	97.2	100.5	113.2
Other	120.1	100.7	91.2

Total	$671.7	$666.9	$697.5

Volumes (Gigawatt hours (GWh))
Residential	3,847	4,075	4,107
Commercial	3,209	3,343	3,391
Industrial	2,326	2,459	2,570
Other	2,904	2,496	1,765

Total	12,286	12,373	11,833

Customers at Year End
Residential	368,682	374,697	381,033
Commercial	57,939	59,087	60,531
Industrial	469	467	457
Other	3,836	3,714	3,869

Total	430,926	437,965	445,890

  Gas Utilities

	2001	2002	2003
Sales (in millions)
Residential	$604.7	$490.3	$620.1
Commercial	257.9	195.2	263.5
Industrial	47.0	34.8	40.3
Other	56.3	44.8	45.6

Total	$965.9	$765.1	$969.5

Volumes (MMcf)
Residential	66,858	72,454	74,507
Commercial	31,474	33,322	34,889
Industrial	7,664	7,974	6,612
Transportation	110,132	120,974	111,570
Other	431	403	417

Total	216,559	235,127	227,995

Customers at Year End
Residential	783,409	796,207	807,853
Commercial	78,062	81,180	81,485
Industrial	2,226	2,300	2,227
Other	10,341	10,840	9,212

Total	874,038	890,527	900,777

        We own or lease electric power generation facilities as part of our Domestic Utilities group with an aggregate net generating capacity of 2,075 MW located in Missouri, Kansas and Colorado. Coal-fired facilities represent approximately 49% of our portfolio, while natural gas-fired facilities represent approximately 21%, combined natural gas/oil-fired facilities represent approximately 20%, combined coal/natural gas-fired facilities represent approximately 6%, and oil-fired facilities represent approximately 4% of our net generating capacity. These operating plants produce approximately 60% of the electricity that we sell, with the lower cost, more stable coal-fired and coal/natural gas-fired plants generating over 90% of that power. The remaining 40% of the electricity that we sell is purchased through long-term power purchase contracts (primarily from natural gas-fired plants) and spot market power purchases. This fuel and geographic diversity mitigates fuel price risk.

        As of December 31, 2003, the electric generation plants that form part of our Domestic Utilities group consisted of the following:

Unit	Location	Own/Lease	Unit Capability (MW)	Fuel
Missouri:
Sibley #1 - 3	Sibley	Own	502	Coal
Ralph Green #3	Pleasant Hill	Own	69	Gas
Nevada	Nevada	Own	20	Oil
Greenwood #1 - 4	Greenwood	Own	241	Gas/Oil
KCI #1 - 2	Kansas City	Own	31	Gas
Lake Road #1, 3	St. Joseph	Own	30	Gas/Oil
Lake Road #2, 4	St. Joseph	Own	122	Coal/Gas
Lake Road #5	St. Joseph	Own	62	Gas/Oil
Lake Road #6 - 7	St. Joseph	Own	40	Oil
Iatan	Iatan	Own	121	Coal
Kansas:
Judson Large #4	Dodge City	Own	142	Gas
Arthur Mullergren #3	Great Bend	Own	96	Gas
Cimarron River #1 - 2	Liberal	Own	72	Gas
Clifton #1 - 2	Clifton	Own	71	Gas/Oil
Jeffrey #1 - 3	St. Mary's	Own/Lease	354	Coal
Colorado:
W.N. Clark #1 - 2	Canon City	Own	43	Coal
Pueblo #6	Pueblo	Own	20	Gas
Pueblo #5	Pueblo	Own	9	Gas
AIP Diesel	Pueblo	Own	10	Oil
Diesel #1 - 5	Pueblo	Own	10	Oil
Diesel #1 - 5	Rocky Ford	Own	10	Oil

Total			2,075

Merchant Services

        Our Merchant Services group consists principally of our interests in four gas-fired merchant power plants totaling 1,794 MW of generation capacity, each of which is an exempt wholesale generator (EWG), and our interest in one contracted power project totaling 279 MW of generation capacity. Our merchant power plants do not have dedicated customers because they are designed to operate only during periods of peak demand in the geographic area in which the plant is located. See "Risk Factors—We expect to continue to incur net losses."

        Although we have now substantially exited the wholesale energy trading business, in the late 1990s and early 2000s, we were one of the largest marketers and traders of wholesale natural gas, electricity and other commodities in North America and Western Europe. We stopped growing our wholesale trading portfolio during the third quarter of 2002, and subsequent activity has focused on limiting our credit risk to counterparties and liquidating our trading positions. However, we still have certain contracts that remain in the trading portfolio because we have been unable to liquidate or terminate them. Many, but not all, of our positions have been hedged to limit our exposure to price movements, and these contracts will continue to be our assets and liabilities until the contracts are settled.

Recent Developments

        Request for Accounting Authority Order.    On August 4, 2004, we filed a request with the Missouri Public Service Commission for an Accounting Authority Order (AAO) requesting clarification of the Interim Energy Charge accounting treatment for the two-year period ending April 2006, for which a settlement agreement is in place permitting us to recover fuel and purchased power costs up to a specific amount. The request asks for confirmation that any significant amounts under-collected during the period may be deferred and considered for recovery in our next rate case. We cannot predict what action the Commission may take with respect to our request.

        Settlement of Chubb Litigation.    On February 19, 2002, we filed a suit in the U.S. District Court for the Western District of Missouri (the Court) against two companies in the Chubb Group of Insurance Companies, the issuer of surety bonds in support of certain of our long-term gas supply contracts. Chubb had demanded that it be released from its surety obligation or, alternatively, that we post collateral to secure its obligation. On June 24, 2004, the Court issued a preliminary injunction prohibiting us from using $504.0 million of proceeds from the sale of our Canadian utilities and requiring us to deposit this amount in an escrow account for the benefit of Chubb until the underlying lawsuit could be resolved on its merits.

        On July 19, 2004, we entered into a settlement stipulation with Chubb that resulted in the dismissal, with prejudice, of litigation over Chubb's demand for us to post collateral in support of our indemnity obligations. Under the settlement stipulation, we agreed to post $500.0 million of collateral (in the form of cash or letters of credit) with Chubb to secure its obligations in respect of its surety bonds until the underlying gas supply contracts can be terminated. Chubb also agreed to post a $15.0 million letter of credit for our benefit in recognition of our costs and efforts in putting these collateral arrangements in place. The Court approved the settlement stipulation on July 20, 2004.

        Settlement of St. Paul Surety Dispute.    In June 2004, we entered into negotiations with St. Paul regarding two surety agreements with St. Paul in connection with our MGAM contract and one of our contracts with APEA (APEA II). In July 2004, we agreed to post collateral in respect of our MGAM contract, which has since been terminated. In addition, we agreed to post $25.0 million of collateral with St. Paul with respect to the APEA II contract and, upon the sooner of December 31, 2004 or our completion of a capital markets transaction in which more than $225.0 million is raised, to increase the posted collateral to $130.0 million to cover St. Paul's remaining exposure under the APEA II contract. At the point we would be required to post additional collateral with St. Paul for the APEA II contract, we intend to begin a termination process with respect to that contract, which would be similar to the termination processes described below for the APEA III, APEA IV and MGAM contracts.

        Termination of Long-Term Gas Supply Contracts.    In July 2004, we began a process to terminate three of our six long-term gas supply contracts. These contracts included two APEA contracts for which Chubb had provided surety bonds (the APEA III and APEA IV contracts) and our MGAM contract for which St. Paul had provided a surety bond.

        On August 2, 2004, we reached an agreement with MGAM on the termination of our long-term gas supply contract with it. As a result, St. Paul and we were required to pay MGAM approximately $94.3 million pursuant to the liquidated damages and other provisions of the gas supply contract and the termination agreement.

        On August 13, 2004, we reached an agreement with APEA regarding the settlement of its claims against us arising from the termination of the APEA III and APEA IV contracts. As a result, Chubb and we will pay approximately $502 million to APEA on September 30, 2004, pursuant to the liquidated damages and other provisions of the gas supply contracts and termination and release agreement. Upon termination of these contracts, we will have satisfied our obligations under the Chubb settlement discussed above and approximately $20 million will be returned by Chubb to us. In addition, as described above, we intend to begin a termination process with respect to our APEA II contract at the time we would be required to post additional collateral with St. Paul.

        Colorado "Limited" Rate Case Filing.    In July 2004, we reached a settlement with the Colorado Public Utilities Commission staff and intervenors for a rate increase of $8.2 million. We had originally requested a $11.4 million rate increase in December 2003 to recover ongoing costs (e.g., capital improvements) that have occurred in 2003 or 2004. As part of the settlement, our tariff was modified to provide for the recovery from customers of 100% of the variability of energy costs, an increase from 75%. The settlement has now been filed with the Colorado Public Utilities Commission for approval and we expect a decision in the third quarter of 2004.

        Kansas Rate Case Filing.    In June 2004, we filed for a rate increase totaling $19.2 million for our electric territories in Kansas. This application is primarily to recover infrastructure improvements and increased maintenance and operating costs. We expect hearings to be concluded in December 2004 with any approved rate increases to be effective in February 2005. We also filed a request for a $10.0 million interim rate increase. The Kansas Corporation Commission has scheduled a hearing on this request for August 18, 2004.

        A detailed description of our businesses is included in the documents filed by us with the SEC, which we have incorporated by reference in the accompanying prospectus. See "Where You Can Find More Information."

THE OFFERING

Issuer	Aquila, Inc.
Common Stock	40,000,000 shares
Over-Allotment Option	6,000,000 shares.
Concurrent Note Offering
In a separate, concurrent offering, we are offering 12,000,000 PIES representing $300.0 million in aggregate principal amount of our mandatorily convertible senior notes (13,800,000 PIES representing $360.0 million in aggregate principal amount of our mandatorily convertible senior notes if the PIES underwriters' over-allotment option is exercised in full). The PIES offering is being made exclusively by a separate prospectus supplement.
Common Stock to be Outstanding Immediately After This Offering
235.7 million shares (or shares if all of the PIES offered in our concurrent PIES offering were immediately converted into shares of our common stock). The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding as of July 31, 2004 and, unless otherwise stated or the context otherwise requires, excludes the exercise of the underwriters' and the PIES underwriter's over-allotment options.
Use of Proceeds
We will use the net proceeds of the issuance of the shares of our common stock, together with any net proceeds from our concurrent offering of PIES, to retire indebtedness and reduce long-term liabilities. See "Use of Proceeds."
Listing	Our common stock is listed on the New York Stock Exchange under the symbol "ILA."
Risk Factors
Investing in our common stock involves risk. You should carefully consider all the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. In particular, we urge you to consider carefully the factors set forth herein under "Risk Factors."

        Unless otherwise specified herein or the context otherwise requires, this prospectus supplement assumes no exercise of the underwriters' over-allotment option in connection with this offering or the concurrent offering of the PIES.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth our summary historical consolidated financial and other data as of the dates and for the periods indicated. You should read the following summary historical and pro forma financial data in conjunction with "Selected Consolidated Financial Data," "Capitalization and Long-Term Gas Contracts," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in the accompanying prospectus. The summary historical consolidated financial information as of and for the years ended December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements for such periods. The summary historical financial information and pro forma balance sheet information as of and for the six months ended June 30, 2004 and as of and for the six months ended June 30, 2003 are derived from our unaudited consolidated financial statements for such periods and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data presented for such periods. In addition, the pro forma balance sheet information has been prepared to show such information as of June 30, 2004, giving effect to the transactions described in footnote (g) (the Liability Management Transactions) as though they had occurred on June 30, 2004. Our audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 and 2002 and our unaudited consolidated financial statements as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 are incorporated by reference in the accompanying prospectus. This summary historical and pro forma consolidated financial and other data is presented for informational purposes only and does not purport to project our financial position as of any future date or our results of operations for any future period or that would have been achieved had the Liability Management Transactions actually been consummated.

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2001(a)(b)	2002(c)	2003(d)	2003(e)	2004(f)
				(unaudited)
	(in millions, except per share data)
Income Statement Data:
Sales	$3,375.8	$2,041.1	$1,674.0	$890.2	$888.5
Earnings (loss) from continuing operations before income taxes	348.5	(1,919.7)	(492.3)	(244.8)	(234.4)
Earnings (loss) from continuing operations	196.8	(1,726.3)	(350.6)	(169.7)	(151.7)
Earnings (loss) from discontinued operations, net of tax	82.6	(326.1)	14.2	37.2	56.6
Net income (loss)	$279.4	$(2,075.1)	$(336.4)	$(132.5)	$(95.1)
Diluted earnings (loss) per share (net of discontinued operations)	$2.42	$(12.83)	$(1.73)	$(.68)	$(.49)
Weighted average number of common shares used in diluted earnings (loss) per share	115.7	161.7	194.8	194.3	195.5
Other Financial Information:
Earnings (loss) before interest and taxes (EBIT):
Domestic Utilities	$150.8	$125.8	$175.1	$85.9	$73.0
Merchant Services	289.1	(679.4)	(406.7)	(234.6)	(165.9)
Corporate and other	96.4	(1,133.2)	12.4	35.7	(13.7)
Total	536.3	(1,686.8)	(219.2)	(113.0)	(106.6)
Interest expense	187.8	232.9	273.1	131.8	127.8
Earnings (loss) from continuing operations before income taxes	$348.5	$(1,919.7)	$(492.3)	$(244.8)	$(234.4)

	As of June 30, 2004	Pro Forma As of June 30, 2004(g)
Balance Sheet Data:
Cash and cash equivalents	$637.8	$679.7
Restricted cash	775.1	0.4
Total assets	6,644.0	5,185.5
Short-term debt	—	—
Long-term debt, including current maturities	2,628.6	2,528.6
Long-term gas contracts, including current portion	628.8	54.6
Total Liabilities	5,422.0	3,971.7
Common shareholders' equity	$1,222.0	$1,213.8

The following notes reflect the pretax effect of items affecting the comparability of the Summary Consolidated Financial Data above:

(a)
Depreciation and amortization expense included $13.1 million of goodwill amortization for the year ended December 31, 2001. Goodwill amortization was not recorded in the years ended December 31, 2003 and 2002 as a result of the implementation of a new accounting standard that discontinued the amortization of goodwill beginning January 1, 2002. Additionally, included in earnings from equity method investments for 2001 was approximately $17.6 million of goodwill amortization.

(b)
In the year ended December 31, 2001, we (i) recorded a $110.8 million gain on the sale of 5.75 million shares of Aquila Merchant Services, Inc. Class A common stock (net income reflects our 80% ownership of Aquila Merchant Services, Inc. from April 27, 2001 to December 31, 2001); (ii) wrote off exposure related to the Enron bankruptcy of $35.0 million in Merchant Services and $31.8 million in Domestic Utilities; (iii) recorded charges of $16.5 million in our communications business; and (iv) recorded charges of $11.5 million in our Australian networks related to valuation allowances on certain deferred taxes and collectibility of certain receivables.

(c)
Included in earnings (loss) from continuing operations for the year ended December 31, 2002, are (i) a $696.1 million impairment charge on our investment in Quanta Services; (ii) a $247.5 million impairment charge on our investment in Midlands Electricity; (iii) a $127.2 million impairment charge on our investment in Multinet Gas and AlintaGas; (iv) a $227.6 million impairment charge related to our 96% investment in Everest Connections; (v) a $178.6 million write-down of Merchant Services' goodwill; (vi) other impairment charges and losses on sale of assets of $94.5 million, primarily as a result of our decision to sell non-core assets to improve our liquidity position; and (vii) $210.2 million of restructuring charges from our exit from the wholesale energy trading business and the restructuring of our utility business. In addition, net income (loss) for the year ended December 31, 2002 includes a $22.7 million after-tax loss from the cumulative effect of an accounting change in the recognition of certain energy trading contracts.

(d)
Included in earnings (loss) from continuing operations for the year ended December 31, 2003, are (i) a $105.5 million termination payment regarding our 20-year tolling agreement for the Acadia power plant; (ii) an $87.9 million impairment charge on our equity method investments in 12 independent power plants; and (iii) $28.2 million of restructuring charges from exit from interest rate swaps related to our Clay County and Piatt County construction financing arrangements and additional severance and retention payments related to the continued wind-down of our energy trading operations and the restructuring of Everest Connections.

(e)
Included in earnings (loss) from continuing operations for the six months ended June 30, 2003, are (i) a $105.5 million termination payment regarding our 20-year tolling agreement for the Acadia power plant and (ii) $27.1 million of restructuring charges from exit from interest rate swaps related to our Clay County and Piatt County construction financing arrangements and additional severance and retention payments related to the continued wind-down of our energy trading operations and the restructuring of Everest Connections.

(f)
Included in earnings (loss) from continuing operations for the six months ended June 30, 2004, is a $47.0 million loss on the transfer of our interest in the Aries power project and termination of our 20-year tolling agreement with that project; offset in part by $20.2 million of gains on the sale of our interests in 12 equity method independent power plants, the sale of a power development project in the United Kingdom and a distribution from our interest in a partnership that sold its cogeneration facility.

The following note relates to the pro forma balance sheet data as of June 30, 2004:

(g)
The pro forma balance sheet data gives effect to the Liability Management Transactions described below:

•
The repayment of the $250.0 million of our 7.00% senior notes due July 15, 2004, plus accrued interest of $8.8 million, from the $258.8 million of funds on deposit with the note trustee as of June 30, 2004.

•
The repayment of the $150.0 million of our 6.875% senior notes due October 1, 2004, from the proceeds of the offerings.

•
The settlements with Chubb and St. Paul and the assumed termination of four long-term gas supply contracts guaranteed by Chubb and St. Paul. The total balance of these obligations at June 30, 2004 was $574.2 million. We have assumed that we will pay Chubb and St. Paul approximately $720.5 million, resulting in a pretax loss of $146.3 million, or $90.1 million after tax. The $720.5 million payment will be taken first from the $504.0 million of restricted cash at June 30, 2004, with the balance of $216.5 million taken from cash on hand.

•
The recognition of a pretax loss of $58.4 million, or $36.0 million after tax, on the elimination of the net price risk management assets associated with the long-term gas contracts and related hedges terminated as noted above and the return of $280.9 million of customer funds on deposit with us related to the hedges which are held in restricted cash as of June 30, 2004.

•
The completion of our issuance of the shares assuming net proceeds of $117.9 million on the issuance of 40.0 million shares at $3.08 per share, the last reported sales price on August 13, 2004, and our concurrent offering of PIES assuming net proceeds of $290.5 million.

RISK FACTORS

        An investment in shares of our common stock involves a number of risks. Before deciding to invest in our common stock, you should carefully consider the risk factors described below, together with the other information contained in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference in the accompanying prospectus. The risks and uncertainties described below are not the only ones facing us and our subsidiaries. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us. We consider the risks described below and in the documents incorporated by reference in the accompanying prospectus to be material to your decision whether or not to invest in our common stock. If any of these risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the value or trading price of our common stock could decline, and you may lose all or a part of your investment. You should refer to "Forward-Looking Statements" for a discussion of additional important factors that could cause actual results to differ materially from those anticipated.

Risk Factors Relating to Aquila

Our utility operations do not generate sufficient cash flow to satisfy our current obligations. Therefore our ability to satisfy our current and future obligations is dependent upon increasing revenues, reducing our expenses and raising capital through the issuance of equity and securities convertible into equity (including our common stock and the PIES being offered in a concurrent offering).

        Our primary business is the ownership and operation of our electric and gas utility businesses. Currently, our utility operations do not generate sufficient cash flow to satisfy our gas purchase obligations under our long-term prepaid gas supply contracts, capacity payments under our power generation (or tolling) contracts, and the interest expense on our debt. Accordingly, in order for our repositioning plan to succeed we must:

  •
  increase our utility revenues and earnings by obtaining additional utility rate increases, while increasing operational efficiencies with respect to these utility operations;

  •
  complete the process of terminating our long-term prepaid gas supply contracts and complete our settlement with the sureties guaranteeing these contracts; and

  •
  reduce our liabilities through the issuance of equity and securities convertible into equity, including the common stock offered in this offering and the PIES being offered in a concurrent offering.

        If we are unable to complete these steps, or if the completion of these steps does not result in our generating sufficient cash flow to satisfy our obligations as described above, our ability to implement our repositioning strategy will be materially and adversely affected and we will be required to explore alternative restructuring actions.

We expect to continue to incur net losses.

        We have not earned net profits since the quarter ended March 31, 2002. Since the quarter ended March 31, 2002 and until June 30, 2004, we have recorded cumulative losses of approximately $2.6 billion. The continued restructuring necessary to return to a seven state domestic utility will likely result in further losses. For example, if successful, the termination and planned termination of four of our six long term prepaid gas delivery contracts alone will result in additional pretax losses of approximately $204.7 million in the second half of 2004 based on the June 30, 2004 pro forma assumptions described on page S-12. In addition, we could incur significant losses in connection with the sale of additional non-core assets, such as our merchant "peaker" electric power plants, and if we were to attempt to sell these assets at this time, we would face a write-down of these assets resulting in a loss. We will also incur a loss if we are able to exit or otherwise terminate our remaining tolling contract. We may also incur charges as we reduce our corporate staffing needs.

        Our interest expense is not likely to be significantly reduced until the PIES being offered in a concurrent offering are converted into our common stock, which may not be until 2007. In addition, even if we are able to terminate the three additional long-term gas contracts that we plan to terminate, we expect to continue to incur losses from our remaining Merchant Services business.

        We believe our Domestic Utilities, as a whole, are earning less than an appropriate rate of return. This is the case even after recently completed rate cases covering most of our utility operations. Therefore, we will continue to seek rate increases to cover increases in costs or capital improvements incurred since the completion of the prior rate cases or to seek reconsideration of expenditures that previously have been denied by our regulators. We are also pursuing operational efficiencies within our utility businesses and the reduction of costs that are unrelated to or unrecoverable from our utility operations. If cost reductions within our utility businesses result in earnings that exceed our allowed rate of return, we may be required to reduce our rates or forgo future rate increases.

Due to our substantial leverage, we may have difficulty operating our business and satisfying our debt obligations.

        As of June 30, 2004, after giving pro forma effect to the Liability Management Transactions, we would have had, on a consolidated basis, approximately $3,971.7 million of total liabilities and $2,528.6 million of total indebtedness. This substantial leverage has important consequences for us, including:

  •
  our ability to obtain additional financing for working capital, capital expenditures or other purposes may be impaired or such financing may not be available on terms favorable to us, if at all;

  •
  a substantial portion of our cash flow available from operations will be dedicated to the payment of principal and interest expense, which will reduce the funds that would otherwise be available to us for operations and future business opportunities; and

  •
  a substantial decrease in net operating income and cash flows or an increase in expenses may make it difficult for us to meet our debt service requirements or force us to modify our operations.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate other risks described in these risk factors.

        Our existing $430 million three-year senior secured credit facility contains restrictions that affect our operations, including our ability to incur indebtedness. However, these restrictions may not prohibit us or our subsidiaries from incurring additional indebtedness, which could be in a substantial amount. In addition, after we repay the $430 million of outstanding indebtedness under the three-year senior secured credit facility and terminate the agreement, these restrictions would no longer apply. Further, the indenture governing the PIES being offered in a concurrent offering would not restrict our incurrence of additional indebtedness, including secured indebtedness. If we incur additional indebtedness following the offering of the PIES, the risks outlined above could be exacerbated. Prior to issuing any long-term debt, however, we must obtain the approval of the FERC and certain state commissions.

The loss of our investment grade credit ratings has had an adverse effect on our liquidity and borrowing costs, and if we fail to improve our credit rating our financial situation could worsen.

        We have experienced a number of credit downgrades within the past two years, and we now hold non-investment grade ratings. Our long-term senior unsecured debt is presently rated 'Caa1' (Negative Outlook) by Moody's, and our long-term senior unsecured debt is presently rated 'CCC+' (Outlook Developing) by S&P. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold securities.

        Our current non-investment grade ratings have increased our borrowing costs. These increases in our borrowing costs are not recoverable in our utility rates. In addition, our non-investment grade ratings have required us to either prepay or post significant amounts of collateral, in the form of cash or letters of credit, to support our business needs. As of June 30, 2004, we had posted $292.8 million of collateral (in the form of cash or letters of credit) with counterparties, including a commercial bank with which we maintain a cash collateralized letter of credit facility.

        In addition, due to our non-investment grade credit rating and limited short-term lines of credit, we must maintain sufficient cash on hand to cover all of the working capital requirements of our business. The most significant activity impacting working capital is the purchase of natural gas for our gas utility customers. We could experience significant working capital requirements during peak winter heating months due to higher natural gas consumption, potential periods of high natural gas prices and the fact that we are currently required to prepay certain of our gas commodity suppliers and pipeline companies.

        Although this offering and our concurrent PIES offering are being undertaken to reduce our debt and other liabilities with the ultimate long-term goal being a return to investment grade ratings, there are a number of additional steps, including obtaining rate increases and achieving increased operational efficiencies as well as possible additional sales of our capital stock, that may be required. There can be no assurance that we will be successful in achieving investment grade metrics or that the rating agencies will assign us an investment grade rating even if those metrics are achieved.

Our ability to further reposition our company as a domestic regulated utility could be restricted by the terms of our finance agreements and our regulatory orders.

        Our $430 million three-year senior secured credit facility and regulatory orders contain restrictive covenants that could negatively impact our ability to continue to implement our repositioning plan. For example, we must obtain the approval of the Kansas Corporation Commission prior to selling any assets, and certain negative covenants contained in our $430 million three-year senior secured credit facility limit our ability to sell assets (or use the sale proceeds for various purposes) unless certain conditions are satisfied. Even if we were to repay our three-year senior secured credit facility and terminate the agreement, we would still be required to obtain the approval of the Kansas Corporation Commission for any sale of assets. Accordingly, our ability to continue to sell non-core assets, such as our merchant "peaker" electric power plants, could be limited.

        In addition, the terms of our $430 million three-year senior secured credit facility and our regulatory orders limit the amount of additional indebtedness that we can incur. For example, our three-year senior secured credit facility restricts our ability to incur indebtedness unless the additional indebtedness satisfies certain conditions (including use of proceeds restrictions), and prior to issuing long-term debt securities we must obtain the approval of the FERC and certain state commissions. Even after we repay the $430 million outstanding under our three-year senior secured credit facility and terminate the agreement, we would still be required to seek regulatory approvals to issue additional debt. Thus, our ability to raise capital quickly (if at all) on favorable market terms could be limited.

We may require stockholder approval to issue additional common stock.

        Our Restated Certificate of Incorporation currently authorize us to issue up to 430.0 million shares of capital stock consisting of 400.0 million shares of common stock, 20.0 million shares of Class A common stock and 10.0 million shares of preference stock. As of July 31, 2004, we had approximately 195.7 million shares of common stock outstanding and no Class A common stock or preference stock outstanding. Giving effect to this offering and the concurrent issuance and conversion of the PIES (assuming the maximum number of shares of common stock we could be required to issue in connection with such conversion without taking into account any potential adjustments to the conversion rate) at July 31, 2004, we would have had         million shares of common stock outstanding (         shares if both the underwriters' and the PIES underwriters' over-allotment options are exercised in full) and no Class A common stock or preference stock outstanding. Taking into account the issuance of shares in this offering, the concurrent issuance and conversion of the PIES, and the shares of common stock that have been reserved for issuance under our existing stock option plans, we will have a de minimis number of shares of common stock available for issuance in the future. Unless we seek and receive the approval of our stockholders to amend our organizational documents to increase the number of shares of common stock we may issue, we will be limited in the number of shares of additional common stock we may issue. To the extent our ability to satisfy our current and future obligations rests on our future ability to raise funds by issuing common stock or securities convertible into common stock, we will be dependent upon our stockholders for approval.

Our ability to raise additional capital may be negatively affected because we have pledged a significant portion of our assets as collateral for loans.

        Under our $430 million three-year senior secured credit facility, we have pledged our utility assets located in Colorado, Iowa, Michigan and Nebraska. We have also secured certain of our debt obligations with the electric distribution assets formerly owned and operated by St. Joseph Light & Power Company and various other assets that were project financed. Because we have already secured a significant amount of our debt, our ability to issue new debt in the bank and capital markets could be limited.

Our operating results can be adversely affected by milder weather.

        Our electric and gas utility businesses are seasonal businesses and weather patterns can have a material impact on our operating performance. Demand for electricity is often greater in the summer and winter months associated with cooling and heating and demand for natural gas is extremely sensitive to winter weather effects on space heating requirements. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our service territory and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating seasons. Accordingly, our operations have historically generated less revenues and income when weather conditions are cooler in the summer and milder in the winter. We expect that unusually mild summers and winters would have an adverse effect on our financial condition and results of operations.

Our utility operations are subject to risks associated with higher fuel and purchased power prices, and we may not be able to recover costs of fuel and purchased power.

        Our domestic regulated utilities produce, purchase and distribute power in three states and purchase and distribute natural gas in seven states. Generally, the regulations of the states in which we operate allow us to pass through changes in the costs of natural gas to our natural gas utility customers through purchased gas adjustment provisions in the applicable tariffs. All of our gas distribution utilities have Purchased Gas Cost Adjustment (PGA) provisions that allow them to pass the cost of the gas to the customer. To the extent that gas prices are higher or lower than amounts in our current billing rates, adjustments are made on a periodic basis to "true-up" billed amounts to match the actual cost we incurred. There is, however, a timing difference between our purchases of natural gas and the ultimate recovery of these costs. As discussed above, due to our non-investment grade credit rating we have limited ability to put in place short-term credit lines. Consequently, if natural gas prices increase significantly over their current prices for a sustained period of time, we may not have sufficient working capital to be able to procure gas for our customers.

        In our regulated electric business, we generate approximately 60% of the power that we sell and we purchase the remaining 40% through long-term contracts or in the open market. The regulatory provisions for recovering energy costs vary by state. In Kansas, we have an Energy Cost Adjustment that serves a purpose similar to the PGAs for our gas utilities. To the extent that our fuel and purchased power costs vary from the energy cost built into our tariffs, the difference is passed through to the customer. In Colorado, we have an Incentive Clause Adjustment that provides for recovery from the customer of 100% of the variability in energy costs. In Missouri, which is our largest service area, we do not have the ability to adjust the rates we charge for electric service to offset all or part of any increase or decrease in prices we pay for fuel we use in generating electricity or for purchased power (i.e., a fuel adjustment mechanism). We are, however, currently operating under a two-year settlement agreement that allows us to recover such costs up to a specified amount per Mwh specific to each of our Missouri service territories. The settlement rate per unit sold is $13.98/Mwh and $19.71/Mwh for our St. Joseph Light & Power and Missouri Public Service operations, respectively. Our actual costs since the rate increase went into effect pursuant to the settlement agreement on April 15, 2004 have exceeded the amount allowed under the settlement by approximately $6.7 million through June 30, 2004. If the amounts collected under the settlement agreement exceed our cost incurred for the two-year period, we will be required to refund the excess with interest to the customers. We have sought an accounting order requesting a clarification of the accounting treatment and requesting that any significant amounts under-collected during this two-year period be deferred and considered for recovery in our next rate case. Absent a favorable ruling by the Missouri Public Service Commission and allowance for recovery in our next rate case, we will not recover the excess of the actual costs over the settlement rate.

Regulatory commissions may refuse to approve some or all of the utility rate increases we have requested.

        Our regulated electricity and gas operations are subject to cost-of-service regulation and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Our rates are regulated on a state-by-state basis by the relevant state regulatory authorities based on an analysis of our costs, as reviewed and approved in a regulatory proceeding. The rates that we are allowed to charge may or may not match our related costs and allowed return on invested capital at any given time. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the state public utility commissions will judge all of our costs to have been prudently incurred or that the regulatory process in which rates are determined will always result in rates that will produce a full recovery of our costs and the return on invested capital allowed by the applicable state public utility commission.

Our utility business is subject to complex government regulations and changes in these regulations or in their implementation may affect the costs of operating our businesses, which may negatively impact our results of operations.

        Our gas and electric utilities operate in a highly regulated environment. Retail operations, including the prices charged, are regulated by the seven state public utility commissions for our service areas as well as the FERC. Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on our performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure.

        In addition, our operations are subject to extensive federal, state and local statutes, rules and regulations relating to environmental protection. To comply with these legal requirements, we must spend significant sums on environmental monitoring, pollution control and emission fees.

        New environmental laws and regulations affecting our operations, and new interpretations of existing laws and regulations, may be adopted or become applicable to us. For example, the laws governing air emissions from coal-burning plants are being re-interpreted by federal and state authorities. These re-interpretations could result in the imposition of substantially more stringent limitations on these emissions than those currently in effect.

        We may not be able to obtain or maintain all environmental regulatory approvals necessary to our business. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain, maintain or comply with any such approval, operations at our affected facilities could be halted or subjected to additional costs. Further, at some of our older facilities it may be uneconomical for us to install the necessary equipment, which may cause us to shut down those generation units.

The outcome of legal proceedings cannot be predicted. An adverse finding could have a material adverse effect on our financial condition.

        We are from time to time party to various material litigation matters and regulatory matters arising out of our business operations, the most significant of which are summarized in our reports filed with the SEC and incorporated by reference in the accompanying prospectus. The ultimate outcome of these matters cannot presently be determined, nor can the liability that could potentially result from a negative outcome in each case presently be reasonably estimated. The liability we may ultimately incur with respect to any one of these matters in the event of a negative outcome may be in excess of amounts currently reserved and insured against with respect to such matters and, as a result, these matters may have a material adverse effect on our consolidated financial position.

Defaults by counterparties under certain commercial contracts may adversely affect our business and working capital.

        Counterparties may default on their obligations to pay, to supply commodities, to return collateral to us or to meet their obligations under commercial contracts, including those designed to hedge against movements in commodity prices. Defaults by these counterparties could have a material adverse effect on our business, financial condition and results of operations.

Distributions on our common stock may constitute return of capital distributions.

        We do not expect to have accumulated earnings and profits in the foreseeable future and may not have current earnings for some time or during the relevant period when any dividend is paid. To the extent that a holder receives a distribution on our common stock that exceeds current or accumulated earnings and profits of our company, such distribution will not be treated as a dividend but will be treated as a non-taxable return of capital reducing a holder's basis in our common stock. If such distributions are received by corporate holders of our common stock, the distributions would not be eligible for the dividends received deduction. Any such distribution in excess of a holder's basis in our common stock will be treated as capital gain. See "United States Federal Income Tax Consequences—Dividends."

As a result of this common stock offering and concurrent PIES offering, we may be limited in our ability to utilize our substantial net operating losses and minimum tax credit carryforwards to reduce our future tax liability.

        As of June 30, 2004, we have approximately $200 million of federal net operating loss carryforwards, or NOLs, with which to offset our future taxable income. These NOLs expire in 2023 and 2024. We also have approximately $110 million of minimum tax credit carryforwards, or MTCs, with which to reduce our future cash tax liability. The MTCs do not expire. Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), impose an annual limitation on the use of a corporation's NOLs and MTCs if the corporation undergoes an "ownership change" during a three year testing period. This offering and the concurrent PIES offering may cause us to undergo an "ownership change" within the meaning of Section 382(g) of the Code. An ownership change would subject our NOLs and MTCs to an annual use limitation that may restrict our ability to use them to offset our taxable income and reduce cash tax liability in periods subsequent to this offering.

        In general, an ownership change occurs if, on any testing date, the beneficial ownership of the corporation by one or more "5-percent stockholders" has increased, in the aggregate, by more than 50 percentage points over the respective lowest ownership percentages of such 5-percent stockholders during the testing period preceding such date. The 50 percentage point threshold may be exceeded due to the change in our share ownership as a result of this offering and concurrent PIES offering. As a result, the maximum amount of pre-change NOLs that can be used to offset our taxable income in any given post-change year will be limited to the product of (1) the value of our equity immediately prior to the ownership change, subject to certain adjustments, and (2) an applicable federal long-term tax-exempt interest rate (the tax-exempt AFR). In addition, the amount of taxable income in any post-change year that can be offset by pre-change MTCs will be limited to the same product.

        The concurrent PIES offering give holders an option to convert the PIES into our common stock at anytime prior to the mandatory conversion date. For U.S. federal income tax purposes, we intend to treat the PIES as a forward purchase contract. The Treasury regulations promulgated under Section 382 of the Code provide that options, including a contract to purchase stock (such as a forward purchase contract), are treated as exercised on the date of issuance under certain circumstances. It is unclear whether the option to convert PIES into our common stock will be treated as exercised for purposes of determining whether a change of control occurred. However, it is possible that we may take the position that the issuance of the PIES when taken together with this common stock offering results in an ownership change under Section 382(g) of the Code.

        While the amount of our annual use limitation cannot be determined definitively until an ownership change occurs, for illustrative purposes only, if we were to use a share price of $3.08 per share to derive our adjusted equity value and apply the tax-exempt AFR published by the Internal Revenue Service (the IRS) for August 2004, 4.72%, our NOLs would become subject to an annual use limitation of approximately $28 million per year. Any unused limitation would carry over to subsequent taxable years and increase the annual use limitation in such years. Until a change of control has occurred, our NOLs are not restricted by Section 382 of the Code.

We have several matters pending before the Internal Revenue Service, the negative outcome of which could materially impact our financial condition.

        Our federal income tax returns for the years 1998-2002 are currently under examination by the IRS. In addition, our returns for the taxable years 1996 and 1997 are before the Appeals division of the IRS. As of June 30, 2004 we have approximately $205 million of cumulative tax provision for tax deduction or income positions that we believe are proper but for which it is reasonably likely that these deductions or income positions will be challenged upon audit by the IRS. The timing of the resolution of these issues is uncertain. If our positions are not sustained in a timely manner, we may be required to make cash payments plus interest and/or utilize our NOL or MTC carryforwards.

Despite the reduction of our energy trading book and our prepaid long-term gas contract obligations, we may continue to experience earnings volatility due to mark-to-market accounting.

        We began winding down and terminating our Merchant Services trading positions during the second quarter of 2002. However, it will take a number of years to complete the wind-down while we continue to deliver gas under our remaining long-term gas contracts after the terminations discussed in "Summary—Recent Developments—Termination of Long-Term Gas Supply Contracts" and "Management's Discussion of Financial Condition and Results of Operations—Long-Term Gas Contracts." Because most of our trading positions are hedged, we should experience limited fluctuation in earnings and losses other than the impacts from our credit or counterparty credit, the discounting or accretion of interest, the termination or liquidation of additional trading contracts, or the changes in market valuations and settlements of our remaining highly customized stream flow contract that expires in 2006. There may be earnings volatility associated with this stream flow contract due to its highly customized nature and our inability to completely hedge the associated risk. Using a long-term value-at-risk methodology, with a 95% confidence level, we estimate $23.5 million of potential variability related to this contract through the expiration of the contract in 2006.

Risk Factors Relating to this Offering

We do not currently pay dividends and may not do so in the future.

        As part of our ongoing repositioning plan, our board of directors in the third quarter of 2002 suspended the payment of dividends on our common stock. Our board of directors regularly evaluates its common stock dividend policy. The determination as to whether we will pay dividends is influenced by many factors, including, among other things, our earnings, financial condition and cash flows, legal and contractual restrictions on the payment of dividends, and general economic and competitive conditions. We are bound by certain agreements and orders that limit our ability to pay dividends. For example, our $430 million three-year senior secured credit facility prohibits us from paying dividends if our senior unsecured debt is not rated at least Ba2 by Moody's and BB by S&P. In addition, an order of the Kansas Corporation Commission prohibits us from paying any dividends without its approval. We can make no determination at this time as to whether, or when, we will begin to pay dividends in the future.

Future sales of our common stock in the public market could lower our stock price.

        We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future transactions. We cannot predict the size of future issuances of our common stock, or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect the prevailing market price of our common stock.

The market price for our common stock is uncertain and may fluctuate significantly, and you could lose all or part of your investment.

        Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. We cannot predict whether the market price of our common stock will rise or fall. Numerous factors influence the trading price of our common stock. These factors may include changes in our financial condition, results of operations and prospects and political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges on which our common stock is traded and the market segments of which we are a part.

        The market for our common stock likely will influence, and be influenced by, any market that develops for the PIES we are selling in a concurrent offering. For example, investors' anticipation of the distribution into the market of substantial amounts of common stock could depress the price of the common stock and increase its volatility. If the underwriters' over-allotment option is exercised in full, the largest number of shares of common stock issuable upon mandatory conversion of the PIES, absent anti-dilution adjustments, would constitute approximately      % of our common stock outstanding as of July 31, 2004. The price of our common stock may also be affected by possible sales of the common stock by investors who view the PIES as a more attractive means of equity participation in our company.

Provisions of our organizational documents, as well as several other statutory and regulatory factors, will limit another party's ability to acquire us and could deprive you of the opportunity to gain a takeover premium for your shares of common stock.

        The Delaware General Corporation Law, our charter documents, and our rights plan contain provisions that will make it difficult for another company to acquire us in a transaction that is not approved by our Board of Directors (and, in certain cases, our shareholders). The existence of these provisions may also have a negative impact on the price of our common stock.

        In addition, even if our Board of Directors were to favor a sale of the company, there would be a number of federal and state regulatory agencies whose prior approval would be required. The approval process could be expected to be lengthy and the outcome uncertain, which may have the effect of deterring otherwise interested parties from proposing or attempting a business combination. Provisions of the Public Utility Company Holding Act of 1935, as amended, would currently require a buyer of the shares of our company or utility operations to either register as a "public utility holding company" or merge our company or utility assets directly into their parent company. These regulatory constraints, together with our significant liabilities and contingent liabilities and obligations described above, may result in there being a limited number of potential buyers of our company.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains forward-looking information, including statements that (i) we will attempt to improve operating cash flows by improving our operating efficiencies, increasing utility rates and cost recovery, and retiring debt and reducing long-term liabilities, and (ii) we expect to terminate certain of our long-term gas contracts. The words "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," or the negative of these terms or similar expressions identify further forward-looking statements. Similar statements that identify our objectives, plans and goals are forward-looking statements.

        These forward-looking statements involve risks and uncertainties, and there are certain important factors that can cause actual results to differ materially from those anticipated. Some of the important factors and risks that could cause actual results to differ materially from those anticipated, in addition to those we identify in "Risk Factors," include:

  •
  Regulatory agencies may refuse to approve some or all of our requests for rate increases.

  •
  We currently do not recover a significant portion of the fuel and purchased power costs we incur to provide utility services in our largest jurisdiction, Missouri. Although we have sought an accounting order that would permit us to seek recovery of these costs in the future, the Missouri Public Service Commission may not approve our request.

  •
  We may be unable to sell our common stock in this offering at prices sufficient to justify the sale or in quantities that will provide sufficient proceeds to meet our capital needs.

  •
  Market prices for our long-term debt have increased, which limits our ability to repurchase the debt or obtain significant benefits from its early retirement.

  •
  Our long-term gas contracts represent favorable contracts to the counterparties and they may be unwilling to voluntarily restructure or settle the contracts or might seek legal or other remedies to preclude unilateral termination efforts initiated by us.

USE OF PROCEEDS

        We expect the net proceeds to be received from this offering of shares, after deducting underwriters' discounts and estimated fees and expenses, will be approximately $117.9 million, at an assumed public offering price of $3.08 per share (approximately $135.7 million if the underwriters' over-allotment option is exercised in full). Concurrently with this offering, we are separately offering 12,000,000 PIES, representing $300.0 million aggregate principal amount of our mandatorily convertible senior notes (13,800,000 PIES, representing $345.0 million aggregate principal amount of our mandatorily convertible senior notes, if the PIES underwriters' over-allotment option is exercised in full). We expect the net proceeds to be received from the sale of the PIES in our concurrent offering, after deducting underwriters' discounts and estimated fees and expenses, will be approximately $290.5 million (approximately $334.1 million if the PIES underwriters' over-allotment option is exercised in full). We intend to use the net proceeds from this offering and our concurrent offering of the PIES to (i) fund the retirement of the $250.0 million of 7.00% senior notes due July 15, 2004 and of the $150.0 million of 6.875% senior notes due October 1, 2004 and (ii) retire other indebtedness (either through repayment at maturity, through exchange offers, or pursuant to redemptions, or any combination of the foregoing) and to reduce long-term liabilities.

CAPITALIZATION AND LONG-TERM GAS CONTRACTS

        The following table sets forth our capitalization and long-term gas contract obligations as of June 30, 2004 on an actual basis, and on a pro forma as adjusted basis to give effect to the Liability Management Transactions.

	June 30, 2004
	Actual	Pro Forma as adjusted for the Liability Management Transactions(a)
	(in millions)
Cash and cash equivalents	$637.8	$679.7
Restricted cash	775.1	..4

Short-term debt	—	—
Long-term debt (including current maturities)	2,628.6	2,528.6
Long-term gas contracts (including current portion)	628.8	54.6
Common shareholders' equity	1,222.0	1,213.8

Total capitalization and long-term gas contract obligations	$4,479.4	$3,797.0

(a)
The pro forma capitalization and long-term gas contract obligations as of June 30, 2004 gives effect to the Liability Management Transactions described below:

•
The repayment of the $250.0 million of our 7.00% senior notes due July 15, 2004, plus accrued interest of $8.8 million, from the $258.8 million of funds on deposit with the note trustee as of June 30, 2004.

•
The repayment of the $150.0 million of our 6.875% senior notes due October 1, 2004, from the proceeds of the offerings.

•
The settlements with Chubb and St. Paul and the assumed termination of four long-term gas supply contracts guaranteed by Chubb and St. Paul. The total balance of these obligations at June 30, 2004 was $574.2 million. We have assumed that we will pay Chubb and St. Paul approximately $720.5 million, resulting in a pretax loss of $146.3 million, or $90.1 million after tax. The $720.5 million payment will be taken first from the $504.0 million of restricted cash at June 30, 2004, with the balance of $216.5 million taken from cash on hand.

•
The recognition of a pretax loss of $58.4 million, or $36.0 million after tax, on the elimination of the net price risk management assets associated with the long-term gas contracts and related hedges terminated as noted above and the return of $280.9 million of customer funds on deposit with us related to the hedges which are held in restricted cash as of June 30, 2004.

•
The completion of our issuance of the shares assuming net proceeds of $117.9 million on the issuance of 40.0 million shares at $3.08 per share, the last reported sales price on August 13, 2004, and our concurrent offering of PIES assuming net proceeds of $290.5 million.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on The New York Stock Exchange under the symbol "ILA." Prior to March 18, 2002, our common stock traded under the symbol "UCU." The following table shows the high and low reported sale prices of our common stock, as reported on the NYSE Composite Tape and the cash dividend paid on our common stock.

	Common Stock
	High	Low	Dividend
2001:
First Quarter	$32.40	$24.81	$0.30
Second Quarter	37.85	29.35	0.30
Third Quarter	33.00	26.60	0.30
Fourth Quarter	31.80	21.85	0.30
2002:
First Quarter	$26.95	$21.77	$0.30
Second Quarter	25.23	7.26	0.30
Third Quarter	8.23	2.04	0.175
Fourth Quarter	4.25	1.56	—
2003:
First Quarter	$2.50	$1.07	$—
Second Quarter	3.22	1.63	—
Third Quarter	3.85	2.16	—
Fourth Quarter	4.37	3.17	—
2004:
First Quarter	$4.75	$3.41	$—
Second Quarter	4.86	3.05	—
Third Quarter (through August 13, 2004)	3.87	3.02	—

        As of August 13, 2004, the last reported sales price of our common stock on the New York Stock Exchange was $3.08.

        As of July 31, 2004, there were approximately 195.7 million shares of our common stock outstanding and approximately 34,000 holders of record of our common stock.

        As part of our repositioning plan, our board of directors in the third quarter of 2002, suspended the payment of dividends on our common stock. Our board of directors regularly evaluates our common stock dividend policy. The determination whether we will pay dividends is influenced by many factors, including, among other things, our earnings, financial condition and cash flows, legal and contractual restrictions on the payment of dividends, and general economic and competitive conditions. We are bound by certain agreements and orders that limit our ability to pay dividends. For example, our $430 million three-year senior secured credit facility prohibits us from paying dividends if our senior unsecured debt is not rated at least Ba2 by Moody's and BB by S&P. In addition, an order of the Kansas Corporation Commission prohibits us from paying any dividends without its approval. We can make no determination at this time as to whether, or when, we will begin to pay dividends in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. You should read this data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected historical consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements for such periods. The selected historical consolidated financial statements as of and for the six months ended June 30, 2004 and 2003 are derived from our unaudited consolidated financial statements for such periods and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data presented for such periods. Our audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 and 2002 and our unaudited consolidated financial statements for the six months ended June 30, 2004 and 2003 and as of June 30, 2004 are incorporated by reference in the accompanying prospectus.

	As of and for the Years Ended December 31,			As of and for the Six Months Ended June 30,
	2001(a)(b)	2002(c)	2003(d)	2003(e)	2004(f)
	(in millions, except per share data)
Income Statement Data:
Sales	$3,375.8	$2,041.1	$1,674.0	$890.2	$888.5
Gross profit	1,408.6	549.1	549.9	257.4	234.3
Earnings (loss) from continuing operations before income taxes	348.5	(1,919.7)	(492.3)	(244.8)	(234.4)
Earnings (loss) from continuing operations	196.8	(1,726.3)	(350.6)	(169.7)	(151.7)
Earnings (loss) from discontinued operations, net of tax	82.6	(326.1)	14.2	37.2	56.6
Net income (loss)	$279.4	$(2,075.1)	$(336.4)	$(132.5)	$(95.1)
Diluted earnings (loss) per common share—Continuing operations	$1.70	$(10.67)	$(1.80)	$(.87)	$(.78)
Discontinued operations	$.72	$(2.02)	$.07	$.19	$.29
Cumulative effect of accounting change	$—	$(.14)	$—	$—	$—
Net income (loss)	$2.42	$(12.83)	$(1.73)	$(.68)	$(.49)
Weighted average number of common shares used in diluted earnings (loss) per share	115.7	161.7	194.8	194.3	195.5
Cash Flow Data:
Cash flow from operating activities	$195.1	$(297.0)	$(132.3)	$(229.3)	$(38.2)
Cash flow from investing activities	(775.7)	344.8	564.7	191.5	633.6
Cash flow from financing activities	450.9	131.0	(216.6)	(139.4)	(615.1)
Beginning cash (including cash of discontinued operations)	392.6	262.9	441.7	441.7	657.5
Ending cash (including cash of discontinued operations)	$262.9	$441.7	$657.5	$264.5	$637.8
Balance Sheet Data:
Cash and cash equivalents	$217.9	$386.1	$601.7	$198.6	$637.8
Restricted cash	—	480.9	249.2	318.8	775.1
Total assets	11,966.5	9,376.0	7,719.1	8,430.3	6,644.0
Short-term debt	445.0	287.8	—	109.3	—
Long-term debt, including current maturities	2,439.0	2,626.5	2,706.0	2,713.0	2,628.6
Long-term gas contracts, including current portion	832.5	752.7	671.1	711.7	628.8
Total liabilities	9,414.9	7,768.1	6,359.8	6,869.6	5,422.0
Common shareholders' equity	$2,551.6	$1,607.9	$1,359.3	$1,560.7	$1,222.0
Other Data:
Depreciation and amortization	$184.0	$155.8	$164.7	$85.2	$74.8
Capital expenditures	$526.0	$435.4	$267.7	$132.0	$128.0

The following notes reflect the pretax effect of items affecting the comparability of the Selected Consolidated Financial Data above:

(a)
Depreciation and amortization expense included $13.1 million of goodwill amortization for the year ended December 31, 2001. Goodwill amortization was not recorded in the years ended December 31, 2003 and 2002 as a result of the implementation of a new accounting standard that discontinued the amortization of goodwill beginning January 1, 2002. Additionally, included in earnings from equity method investments for the year ended December 31, 2001 was approximately $17.6 million of goodwill amortization.

(b)
In the year ended December 31, 2001, we (i) recorded a $110.8 million gain on the sale of 5.75 million shares of Aquila Merchant Services, Inc. Class A common stock (net income reflects our 80% ownership of Aquila Merchant from April 27, 2001 to December 31, 2001); (ii) wrote off exposure related to the Enron bankruptcy of $35.0 million in Merchant Services and $31.8 million in Domestic Utilities; (iii) recorded charges of $16.5 million in our communications business; and (iv) recorded charges of $11.5 million in our former Australian networks related to valuation allowances on certain deferred taxes and collectibility of certain receivables.

(c)
Included in earnings (loss) from continuing operations for the year ended December 31, 2002, are (i) a $696.1 million impairment charge on our former investment in Quanta Services; (ii) a $247.5 million impairment charge on our former investment in Midlands Electricity; (iii) a $127.2 million impairment charge on our former investments in Multinet Gas and AlintaGas; (iv) a $227.6 million impairment charge related to our investment in Everest Connections; (v) a $178.6 million write-down of Merchant Services' goodwill; (vi) other impairment charges and losses on sale of assets of $94.5 million, primarily as a result of our decision to sell non-core assets to improve our liquidity position; and (vii) $210.2 million of restructuring charges from our exit from the wholesale energy trading business and the restructuring of our utility business. In addition, net income (loss) for the year ended December 31, 2002 includes a $22.7 million after-tax loss from the cumulative effect of an accounting change in the recognition of certain energy trading contracts.

(d)
Included in earnings (loss) from continuing operations for the year ended December 31, 2003, are (i) a $105.5 million termination payment regarding our 20-year tolling agreement with the Acadia power plant; (ii) an $87.9 million impairment charge on our equity method investments in 12 independent power plants; and (iii) $28.2 million of restructuring charges from our exit from interest rate swaps related to our Clay County and Piatt County construction financing arrangements and additional severance and retention payments related to the continued wind-down of our energy trading operations and the restructuring of Everest Connections.

(e)
Included in earnings (loss) from continuing operations for the six months ended June 30, 2003, are (i) a $105.5 million termination payment regarding our 20-year tolling agreement for the Acadia power plant and (ii) $27.1 million of restructuring charges from exit from interest rate swaps related to our Clay County and Piatt County construction financing arrangements and additional severance and retention payments related to the continued wind-down of our energy trading operations and the restructuring of Everest Connections.

(f)
Included in earnings (loss) from continuing operations for the six months ended June 30, 2004, is a $47.0 million loss on the transfer of our interest in the Aries power project and termination of our 20-year tolling agreement with that project; offset in part by $20.2 million of gains on the sale of our interests in 12 equity method independent power plants, the sale of a power development project in the United Kingdom and a distribution from our interest in the BAF power partnership that sold its cogeneration facility.

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion and analysis of our financial condition and results of operations as of and for the three and six months ended June 30, 2004 and 2003. You should read this discussion and analysis in conjunction with our unaudited consolidated financial statements and the notes thereto for the three and six months ended June 30, 2004 and 2003, our audited consolidated financial statements and the notes thereto for the years ended December 31, 2003, 2002 and 2001, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2003, which are incorporated by reference in the accompanying prospectus.

        This discussion includes forward-looking statements that are not historical facts, including statements about our beliefs and expectations. These statements are based upon current plans, estimates and projections. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors and therefore undue reliance should not be placed on them. See "Forward-Looking Statements" and "Risk Factors" contained elsewhere in this prospectus supplement.

LIQUIDITY AND CAPITAL RESOURCES

Overall

        Because of our non-investment grade credit rating and limitations on our ability to raise incremental capital through the bank market, for short-term liquidity needs we must rely primarily on our existing cash position. The following table reflects our anticipated cash sources and key short-term contractual obligations for the next 12 months, excluding operating cash flow and capital expenditures:

In millions
Anticipated Cash Sources:(a)
Cash and cash equivalents at June 30, 2004	$637.8

Anticipated Debt, Toll and Long-term Gas Contract Requirements:
Current maturities of long-term debt:(b)
Senior Notes due on October 1, 2004	150.0
Miscellaneous	21.8
Surety settlements and long-term gas contract terminations(c)	71.0
Long-term gas contract commitments for APEA I and MGAG and anticipated termination of APEA II	157.9
Elwood tolling agreement	37.3

Total	$438.0

(a)
Anticipated cash sources does not include any assumption regarding the proceeds of this offering of shares or our concurrent offering of PIES.

(b)
The $250.0 million of senior notes due July 15, 2004 were retired from the funds on deposit with the trustee.

(c)
Termination of APEA III, APEA IV and MGAM contracts net of escrowed funds as of June 30, 2004.

        The remaining cash combined with future operating cash flows will be used for future working capital and capital expenditure requirements.

Long-Term Prepaid Gas Contracts

        As discussed above, we have terminated one long-term gas contract and have begun the process of terminating, or intend to terminate, three more long-term gas contracts. Other than our Elwood tolling contract, these contracts constitute our largest remaining Merchant Services obligations.

        The following table shows the obligation reflected on our balance sheet as of June 30, 2004 and the annual cash requirements to procure the gas contracted under each of these four contracts.

	Long-Term Gas Contracts
	APEA III	APEA IV	MGAM	APEA II
	(In millions)
Surety provided by	Chubb	Chubb	St. Paul	St. Paul
Long-Term Gas Contract Obligation at June 30, 2004	$162.3	$235.7	$77.8	$98.4

Total Long-Term Gas Contract Cash Payments:
2004 (July - December)	$16.6	$20.5	$8.5	$9.9
2005	33.2	39.4	17.3	25.5
2006	33.9	42.6	17.4	26.1
Thereafter	174.5	301.0	70.5	86.0

Total	$258.2	$403.5	$113.7	$147.5

        When these four long-term gas contracts have been terminated and the sureties have drawn on our collateral amounts, we will recognize losses for the excess of the collateral amounts drawn over the long-term gas contract obligations. The amounts of the termination obligations are greater than the long-term gas contract balances on our Consolidated Balance Sheet due to our required use of the units of revenue method of relieving the long-term obligation versus a present value method applied under default provisions of the contracts.

        In addition, the price risk management assets and liabilities associated with these long-term gas contracts, and the related commodity hedges that will be terminated, will be realized resulting in non-cash mark-to-market losses related to the discounting of our trading portfolio. We discount the future cash flows of our price risk management assets based on our counterparties' credit standing, versus the future cash flows of our price risk management liabilities that are discounted based on our current credit standing.

        We do not intend to terminate our two remaining long-term gas contracts with the Municipal Gas Authority of Georgia (MGAG) and APEA (APEA I), which had a total obligation of approximately $54.6 million and total remaining cash payments of $81.3 million at June 30, 2004 and which expire in 2007 and 2008, respectively.

        As part of our efforts to reposition the company as a stable domestic utility, we reviewed all of our alternatives to reduce liabilities and improve future cash flow. Increased cash flow from the reduction of these amortizing liabilities and improved operating cash flows from our remaining assets will be a significant contributor towards our goal of stabilizing the company and improving our overall credit profile.

Working Capital Requirements

        Due to our non-investment grade credit rating and limited lines of credit, we must maintain cash on hand at all times to cover the peak working capital requirements of our business. The most significant activity impacting working capital is the purchase of natural gas for our gas utility customers. We could experience significant working capital requirements during peak winter heating months due to higher natural gas consumption, potential periods of high natural gas prices and the current requirement to prepay certain of our gas commodity suppliers and pipeline transportation companies. We are currently working to shorten the time lag between our procurement of the commodity and the collection of our revenue. This could be accomplished by establishing an accounts receivable financing or credit lines with our commodity vendors.

Cash Flows

Cash Flows used for Operating Activities

        Our negative six-month 2004 operating cash flows were driven by the following events and factors:

  •
  We had a net loss from continuing operations of $151.7 million before income tax benefits.

  •
  During 2004, we paid a $26.5 million civil penalty settlement to the Commodity Futures Trading Commission (CFTC) related to the reporting of natural gas trading information to publications and we paid $38.0 million to settle an appraisal rights lawsuit.

  •
  Offsetting cash outflows in 2004 were collateral returns resulting from the end of the winter season for our utility business and continued wind-down of our trading positions, use of inventory and other positive working capital in our utility business.

        Our negative six-month 2003 operating cash flows were driven by the following events and factors:

  •
  We had a net loss from continuing operations of $244.8 million before income tax benefits.

  •
  We were required to post significant collateral as a result of our credit rating downgrades. These collateral demands were related to trading contracts as well as certain debt and tolling agreements.

  •
  We paid $105.5 million to terminate our 20-year tolling agreement for the Acadia power plant.

  •
  We made $47.7 million of restructuring payments in 2003 for severance, retention and other related charges primarily due to our exit from the wholesale energy trading business and for the restructuring of our utilities business to more closely align it with its regulatory service areas.

  •
  Partially offsetting cash outflows were the receipt of approximately $191.1 million of income tax refunds, cash collections related to price risk management assets and inflows due to the liquidation of our wholesale gas storage inventory.

        We have material margin losses related to our long-term gas contracts in our operating cash flows. These margin losses represent the cash payments for gas purchased to settle these contracts on a monthly basis, net of the contract settlement reported in financing activities discussed below. As discussed previously, we have begun the process to terminate our obligation under two long-term gas contracts and anticipate terminating a third. The remaining two contracts will have a negative impact on future cash flows until 2008.

        We will continue to evaluate our options related to our Elwood tolling agreement. A settlement of this obligation could result in a one-time cash payment but would eliminate our future cash obligations of approximately $473.2 million.

        Our significant debt load relative to our overall capitalization and the 14.875% interest rate we pay on $500.0 million of our long-term bonds has substantially increased our interest costs and will continue to negatively impact our operating cash flows. We expect to reduce our overall interest expense in 2004 by retiring a portion of our debt through the use of proceeds generated from the sale of our Canadian utility businesses and independent power projects, this offering and our concurrent offering of PIES. These interest savings will be partially offset, however, by the loss of cash flows from the businesses that were sold.

        It is important for us to substantially improve our operating cash flows. We will attempt to do this by improving the efficiency of our remaining businesses, increasing revenues through utility rates, retiring debt and restructuring the obligations discussed above.

Cash Flows provided from Investing Activities

        Cash flows provided from investing activities in the six months ended June 30, 2004 and 2003 consist primarily of cash proceeds we received from the sale of our assets offset by cash used by our utilities and merchant businesses for capital expenditures. The $442.1 million increase in 2004 compared to 2003 stemmed primarily from the sale of our Canadian utility businesses, reduced merchant capital expenditures in 2004, as we completed the construction of a merchant plant in June 2003, and lower merchant investments in unconsolidated subsidiaries, partially offset by $504.0 million of cash restricted for Chubb on certain of our long-term gas contracts and additional utilities capital expenditures.

Cash Flows used for Financing Activities

        Cash flows used for financing activities in the six months ended June 30, 2004 and 2003 consist primarily of cash we paid to retire our long-term debt obligations and our payments under our long-term gas contracts. The increase in cash used for financing activities in 2004 as compared to 2003 stems primarily from $250.0 million of funds on deposit posted with the trustee for our 7.00% senior notes due July 15, 2004, and from the 2004 retirement of the Midlands Electricity acquisition note and debt related to our Canadian operations, as compared to the debt we retired in 2003 associated with our investment in Australia and the construction of our merchant power plants.

        We also have material cash outflows related to our long-term gas contracts in our financing activities. These cash outflows represent the settlement of our recorded liability based on the units of revenue method of accounting. The combined operating cash outflow and financing cash outflow related to long-term gas contracts represents the total cost to purchase gas to service these contracts.

Collateral Positions

        As of June 30, 2004, we had posted collateral for the following in the form of cash or cash collateralized letters of credit:

In millions
Trustee deposit on senior notes due July 15, 2004	$258.8
Trading positions	173.2
Utility cash collateral requirements	48.6
Tolling agreements	37.8
Insurance and other	33.2

Total Funds on Deposit	$551.6

        On June 30, 2004, we irrevocably deposited $258.8 million, which included accrued interest, with the trustee for the 7.00% series of senior notes due July 15, 2004 in order to economically defease this obligation under the terms of our $430 million three-year secured credit facility. This deposit was classified as funds on deposit in our Consolidated Balance Sheet. The senior notes were retired on July 15, 2004.

        Collateral requirements for our remaining trading positions will fluctuate based on movement in commodity prices. This will vary depending on the magnitude of the price movement and the current position of our portfolio. We will receive our posted collateral related to trading positions as we settle our trading positions in the future.

        We are required to post collateral to certain of our commodity and pipeline transportation vendors. The amount fluctuates with gas prices and projected volumetric deliveries. The return of this collateral depends on our achieving a stronger credit profile.

        We have been required to post collateral related to our Elwood tolling contract until we either successfully restructure the contract or obtain investment-grade ratings from certain major rating agencies. We will not be required to post any additional collateral related to this contract.

FINANCIAL REVIEW

        Except where noted, the following discussion refers to the consolidated entity, Aquila, Inc. Our businesses are structured as follows: (a) Domestic Utilities, our electric and gas utilities in seven mid-continent states, and (b) Merchant Services, our non-regulated power generation operations, our former investments in independent power plants, and the remaining portfolio from our North American and European energy trading businesses. We sold or received distributions from our investments in our independent power plants in March and June 2004. Two consolidated plants, Lake Cogen and Onondaga, have been classified in discontinued operations in all periods presented. All other operations are included in Corporate and Other, including costs that are not allocated to our operating businesses; our investment in Everest Connections; and our former investments in Australia and the United Kingdom. Our former Canadian utility businesses are also classified in discontinued operations.

        This review of performance is organized by business segment, reflecting the way we manage our business. Each business group leader is responsible for operating results down to earnings before interest and taxes (EBIT). We use EBIT as a performance measure as it captures the income and expenses within the management control of our segment business leaders. All financing decisions are made at the corporate level. Therefore, each segment discussion focuses on the factors affecting EBIT, while interest expense and income taxes are separately discussed at the corporate level.

        The use of EBIT as a performance measure is not meant to be considered an alternative to net income or cash flows from operating activities, which are determined in accordance with generally accepted accounting principles (GAAP). In addition, the term may not be comparable to similarly titled measures used by other companies.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(In millions)
Earnings (Loss) Before Interest and Taxes:
Domestic Utilities	$9.6	$10.9	$73.0	$85.9
Merchant Services	(39.6)	(126.7)	(165.9)	(234.6)
Corporate and Other	(12.9)	37.0	(13.7)	35.7

Total EBIT	(42.9)	(78.8)	(106.6)	(113.0)
Interest expense	63.5	71.0	127.8	131.8
Income tax benefit	(39.3)	(44.5)	(82.7)	(75.1)

Loss from continuing operations	(67.1)	(105.3)	(151.7)	(169.7)
Earnings from discontinued operations, net of tax	23.8	24.7	56.6	37.2

Net loss	$(43.3)	$(80.6)	$(95.1)	$(132.5)

Key Factors Impacting Continuing Operating Results

        For the six months ended June 30, 2004, our total loss before interest and taxes decreased compared to 2003. Key factors affecting 2004 results were as follows:

  •
  As a result of asset sales, we recorded net losses on sale of assets of $21.7 million in 2004 compared to losses of $100.8 million in 2003. These losses resulted from our decision to sell international and other non-core assets in order to return to operating primarily as a domestic electric and gas utility. See Note 3 to the Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the period ended June 30, 2004 for further discussion and detail of asset sales.

  •
  Discounting of our trading portfolio resulted in a non-cash loss of $27.2 million, primarily related to our long-term gas contracts.

  •
  The loss in 2003 included $25.6 million non-cash loss related to the sale of our capacity rights under certain long-term gas transportation agreements at substantially less than our future commitments.

  •
  Equity earnings from our investments in independent power plants and in Australian utility assets decreased by $59.0 million in 2004 compared to 2003, primarily due to the sale of these businesses in March 2004 and May and July 2003, respectively, and mark-to-market earnings recognized at the project level of certain independent power plants in 2003.

  •
  Domestic Utilities EBIT decreased $12.9 million primarily due to increased cost of natural gas used for fuel and higher purchased power cost for the electric utility and unfavorable weather for the gas utility.

Discontinued Operations

        As further discussed in Note 4 to the Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the period ended June 30, 2004, we have reported the results of operations of our Canadian utility businesses and our consolidated independent power plants, Lake Cogen and Onondaga, in discontinued operations in our financial statements. The unaudited operating results of these operations are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(In millions)
Sales	$42.7	$103.6	$131.0	$160.3
Cost of sales	6.2	14.1	25.1	32.1

Gross profit	36.5	89.5	105.9	128.2

Operating expenses:
Operating expense	24.6	30.3	56.4	61.8
Gain on sale of assets	(65.7)	—	(74.1)	—
Depreciation and amortization expense	—	11.2	—	8.4

Total operating expenses	(41.1)	41.5	(17.7)	70.2

Other income	14.2	.8	2.0	3.9

Earnings before interest and taxes	91.8	48.8	125.6	61.9
Interest expense	5.6	7.2	14.6	11.5

Earnings before income taxes	86.2	41.6	111.0	50.4
Income tax expense	62.4	16.9	54.4	13.2

Earnings from discontinued operations	$23.8	$24.7	$56.6	$37.2

Quarter-to-Quarter

Sales, Cost of Sales and Gross Profit

        Sales, cost of sales and gross profit decreased $60.9 million, $7.9 million and $53.0 million, respectively, in 2004 compared to 2003. Sales, cost of sales, and gross profit for our consolidated independent power plants decreased $35.8 million, $5.2 million and $30.6 million, respectively, due to the sale of these plants in March 2004. Sales, cost of sales, and gross profit for our Canadian utility businesses decreased $25.1 million, $2.7 million and $22.4 million, respectively, primarily due to the sale of these businesses in May 2004.

Gain on Sale of Assets

        Gain on sale of assets consisted of $65.7 million related to the sale of our Canadian utility businesses in May 2004.

Operating Expenses

        Operating expenses decreased $5.7 million in 2004 compared to 2003, primarily due to the sale of our consolidated independent power plants in March 2004 and our Canadian utility businesses in May 2004.

Depreciation and Amortization Expense

        Depreciation and amortization expense decreased $11.2 million in 2004 compared to 2003. This decrease is primarily related to the elimination of depreciation associated with our Canadian utility operation due to its classification as held for sale in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 requires that depreciation expense no longer be recorded for those assets classified for accounting purposes as held for sale.

Other Income

        Other income increased $13.4 million in 2004 compared to 2003, primarily due to the $12.6 million favorable market value adjustment on a foreign currency forward contract intended to protect us from unfavorable currency movements on the Canadian sale proceeds and increased interest income on invested cash.

Income Tax Expense

        The income tax expense for 2004 increased $45.5 million from 2003. The income tax expense on pretax income from discontinued operations was primarily the result of taxes associated with the gain on the sale of our Canadian utility businesses. The effective tax rate on the pretax gain on the sale of our Canadian utility businesses is substantially higher than the statutory federal tax rate due to the following factors. The U.S. taxes reflect the partial deduction of Canadian taxes, including withholding taxes, from the U.S. taxable income instead of the full utilization of foreign tax credits. Taxes on the sale also reflect our inability to fully utilize the tax loss on the sale of the Alberta business against the tax gain on the sale of the British Columbia business. In addition, the difference between book and tax basis relating to the elimination of depreciation under SFAS 144 also contributed to the higher tax provision on the pretax gain.

Year-to-Date

Sales, Cost of Sales and Gross Profit

        Sales, cost of sales and gross profit decreased $29.3 million, $7.0 million and $22.3 million, respectively, in 2004 compared to 2003. Sales and gross profit for our Canadian network business increased $18.2 million and $18.7 million, respectively, primarily due to the decision in March 2003 by the Alberta Energy Utilities Board (AEUB) to reduce our 2002 and 2003 customer billing rates. The AEUB decision resulted in an adjustment to reduce first quarter 2003 sales and gross profit by approximately $33.7 million. The increases in Canadian sales and cost of sales were offset by decreases in sales, cost of sales and gross profit of $27.1 million, $2.3 million and $24.8 million, respectively, resulting from the sale of these businesses in May 2004. Sales, cost of sales and gross profit for Lake Cogen and Onondaga were lower in 2004 by $47.3 million, $6.4 million and $40.9 million, respectively, due to the sale of these businesses in early March 2004 and a price dispute settlement that increased Lake Cogen's 2003 sales by $5.7 million.

Gain on Sale of Assets

        Gain on sale of assets consisted of $8.4 million related to the sale of our consolidated independent power plants, Lake Cogen and Onondaga in March 2004 and $65.7 million related to the sale of our Canadian utility businesses in May 2004.

Depreciation and Amortization Expense

        Depreciation and amortization expense decreased $8.4 million in 2004 compared to 2003. The elimination of depreciation from our Canadian utility business, due to its classification as held for sale in accordance with SFAS 144, decreased depreciation expense $21.4 million. SFAS 144 requires that depreciation expense no longer be recorded for those assets classified for accounting purposes as held for sale. The decrease was offset by the $15.2 million adjustment in the first quarter of 2003 due to the decision by the AEUB to reduce the depreciation rates on most of our distribution assets in Alberta.

Income Tax Expense

        The income tax expense for 2004 increased $41.2 million from 2003. The income tax expense on pretax income from discontinued operations was primarily the result of taxes associated with the gain on the sale of our Canadian utility businesses. The effective tax rate on the pretax gain on sale of our Canadian utility businesses is substantially higher than the statutory federal tax rate due to the following factors. The U.S. taxes reflect the partial deduction of Canadian taxes, including withholding taxes, from the U.S. taxable income instead of the full utilization of foreign tax credits. Taxes on the sale also reflect our inability to fully utilize the tax loss on the sale of the Alberta business against the tax gain on the sale of the British Columbia business. In addition, the difference between book and tax basis relating to the elimination of depreciation under SFAS 144 also contributed to the higher tax provision on the pretax gain.

        Offsetting the 2004 income tax expense was the reversal of $11.1 million of valuation allowances provided in the third quarter of 2003. This valuation allowance was required as it was expected that a substantial portion of the losses on the sale of the independent power plants would be treated as a capital loss, the benefit from which more likely than not would not be realized. However, the form of the final sale resulted in a portion of these losses being realized as ordinary losses. The related valuation allowance was therefore reversed in the first quarter of 2004. The remaining valuation allowance for the capital losses on the sale of the independent power plants may be adjusted again after a detailed allocation of the purchase price for tax purposes is completed based on an independent appraisal and the final tax returns are filed related to the sale. In addition, our former Alberta utility recognized income taxes using the flow-through method. As a result, the elimination of depreciation in

2004 and the adjustment of depreciable lives due to the regulatory decision in 2003 increased pretax income but had no impact on income tax expense.

Domestic Utilities

        The table below summarizes the operations of our Domestic Utilities.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(Dollars in millions)
Sales:
Electricity—regulated	$181.9	$158.7	$341.9	$309.2
Natural gas—regulated	155.7	156.9	594.2	577.5
Natural gas—non-regulated	2.7	6.4	3.3	11.1
Other—non-regulated	6.7	7.5	13.5	14.7

Total sales	347.0	329.5	952.9	912.5

Cost of sales:
Electricity—regulated	98.3	80.3	180.1	152.0
Natural gas—regulated	101.4	102.0	428.9	407.9
Natural gas—non-regulated	2.5	4.9	2.5	8.7
Other—non-regulated	2.6	2.4	6.2	5.8

Total cost of sales	204.8	189.6	617.7	574.4

Gross profit	142.2	139.9	335.2	338.1

Operating expenses:
Operating expense	101.3	98.9	198.8	191.5
Gain on sale of assets	—	—	—	(2.2)
Depreciation and amortization expense	30.8	30.6	63.7	62.9

Total operating expenses	132.1	129.5	262.5	252.2

Other income (expense)	(.5)	.5	.3	—

Earnings before interest and taxes	$9.6	$10.9	$73.0	$85.9

Electric sales and transportation volumes (GWh)	3,123.0	2,679.7	6,353.5	5,507.2
Gas sales and transportation volumes (Bcf)	41.2	43.1	123.3	131.5
Electric customers at end of period			448,887	442,152
Gas customers at end of period			892,519	883,729

Quarter-to-Quarter

Sales, Cost of Sales and Gross Profit

        Sales, cost of sales and gross profit for the Domestic Utilities business increased $17.5 million, $15.2 million, and $2.3 million, respectively, in 2004 compared to 2003. These changes were primarily due to the following factors:

  •
  Regulated electric utility sales, cost of sales and gross profit increased $23.2 million, $18.0 million and $5.2 million, respectively, in 2004 compared to 2003. Sales and gross profit increased by $11.1 million due to rate increases in Colorado effective in July 2003 and in Missouri effective in April 2004, plus $1.3 million of additional margin from an increase in customers. These were offset by a $9.5 million increase in cost of sales due to the higher cost of fuel and purchased power, net of offsetting derivative hedge positions in 2003. Favorable weather and other items also increased gross profit by $2.3 million.

  •
  Sales and cost of sales for our regulated gas utilities decreased $1.2 million and $.6 million, respectively, in 2004 compared to 2003, for a net decrease in gross profit of $.6 million. Regulated gas margins decreased $2.4 million due to unfavorable weather and lower volumes in 2004 compared to 2003. The overall decline in gas margins due to volume and weather was partially offset by $1.9 million in rate increases in Nebraska.

  •
  Non-regulated gas sales, cost of sales and gross profit decreased $3.7 million, $2.4 million and $1.3 million, respectively, in 2004 compared to 2003, primarily as the result of the sale of certain non-regulated gas pipeline and gathering operations in August 2003.

Year-to-Date

Sales, Cost of Sales and Gross Profit

        Sales and cost of sales for the Domestic Utilities business increased $40.4 million and $43.3 million, respectively, and gross profit decreased $2.9 million in 2004 compared to 2003. These changes were primarily due to the following factors:

  •
  Regulated electric utility sales and cost of sales increased $32.7 million and $28.1 million, respectively, in 2004 compared to 2003, for a net increase in gross profit of $4.6 million. Sales and gross profit increased by $15.5 million due to rate increases in Colorado effective in July 2003 and in Missouri effective in April 2004, plus $2.5 million of additional margin from an increase in customers. These were offset by a $14.8 million increase in cost of sales due to the higher cost of fuel and purchased power, net of offsetting derivative hedge positions in 2003. Favorable weather and other items also increased gross profit by $1.5 million.

  •
  Sales and cost of sales for our regulated gas utilities increased $16.7 million and $21.0 million, respectively, in 2004 compared to 2003, for a net decrease in gross profit of $4.3 million. Sales and cost of sales increased due to a 14% increase in natural gas prices. However, because gas purchase costs for our gas utility operations are passed through to our customers, the change in gas prices did not have a corresponding impact on gross profit. Regulated gas margins decreased $8.6 million due to unfavorable weather and lower volumes in 2004 compared to 2003. The overall decline in gas margins due to volume and weather was partially offset by $3.3 million in rate increases in Nebraska.

  •
  Non-regulated gas sales, cost of sales and gross profit decreased $7.8 million, $6.2 million and $1.6 million, respectively, in 2004 compared to 2003, primarily as the result of the sale of certain non-regulated gas pipeline and gathering operations in August 2003.

Operating Expense

        Operating expenses increased $7.3 million in 2004 compared to 2003 as a result of a number of cost increases. The most significant of these were insurance and materials costs, which increased $4.1 million during 2004 compared to 2003.

Earnings Trend

        The recent settlement of our electric and gas rate cases in Missouri is expected to increase annual sales approximately $37.5 million and $3.4 million, respectively. However, we are experiencing costs of natural gas used for fuel and purchased power that are in excess of the level of costs recovered under the Interim Energy Charge discussed in "The Company—Regulation and Rates." Absent a favorable ruling by the Missouri Public Service Commission on the Accounting Authority Order and subsequent allowance for recovery in our next rate case, if these costs remain above the IEC base cost for the two-year period, we will not recover the excess. A portion of the rate increase is to cover increased costs in the 12-month test period such as additional staffing to improve customer service. To the extent that operating costs increase or decrease subsequent to the test period, the impact of the change will affect our operating results.

        Our power supply agreement with the Aries power plant, which provides up to 500 MW of power, expires in June 2005. We are currently evaluating a number of alternatives to replace this power, including construction of a peaking generation plant and long-term power purchase contracts. To the extent the cost of this replacement power exceeds the cost of power under the Aries agreement, and until such cost is recovered through the IEC or subsequent rate cases, our earnings could be adversely affected.

Merchant Services

        The table below summarizes the operations of our Merchant Services businesses.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(In millions)
Sales	$(21.2)	$28.8	$(82.8)	$(39.1)
Cost of sales	14.4	27.1	30.7	53.1

Gross profit (loss)	(35.6)	1.7	(113.5)	(92.2)

Operating expenses:
Operating expense	9.8	32.1	19.0	46.7
Restructuring charges	.4	18.7	.6	24.0
Net loss (gain) on sale of assets	(9.1)	100.4	26.8	100.4
Depreciation and amortization expense	4.4	6.1	8.8	20.7

Total operating expenses	5.5	157.3	55.2	191.8

Other income (expense):
Equity in earnings of investments	—	27.7	1.9	46.9
Other income	1.5	1.2	.9	2.5

Loss before interest and taxes	$(39.6)	$(126.7)	$(165.9)	$(234.6)

        We show our gains and losses from energy trading contracts on a net basis. To the extent losses exceeded gains, sales are shown as a negative number.

Quarter-to-Quarter

Sales, Cost of Sales and Gross Profit

        Gross loss for our Merchant Services operations for the three months ended June 30, 2004 was $35.6 million, primarily due to the following factors:

  •
  Approximately $6.1 million was a non-cash loss related to the discounting of our trading portfolio, primarily driven by the impact of contraction in our credit spreads on the discounting of price risk management liabilities relating to our long-term gas contracts. We discount the future cash flows of our price risk management assets based on our counterparties' credit standing, versus our future cash flows of our price risk management liabilities that are discounted based on our current credit standing. The future cash flows of our price risk management assets and liabilities fluctuate primarily based on the forward price of natural gas.

  •
  As of June 30, 2004, we have recorded a cumulative $41.7 million of net mark-to-market gains related to discounting of our trading portfolio. The vast majority of these gains relate to our long-term gas contracts. These gains will be reversed in later periods as contracts settle, our credit rating improves and/or as gas prices decline. We expect to reverse approximately $41.9 million of mark-to-market gains in the third quarter of 2004 related to our settlement with three of our long-term gas contract and hedge counterparties. See "—Long-Term Gas Contracts" for further details.

  •
  In the second quarter of 2004, we incurred margin losses of $10.3 million resulting from the difference between revenue recognized on our long-term gas contracts and the net cost of gas delivered under these contracts. See "Earnings Trend and Impact of Changing Business Environment" for further detail on future impacts of terminating our long-term gas contracts.

  •
  We make fixed capacity payments evenly throughout the year that entitle us to generate power at merchant power plants owned by others. For the second quarter of 2004, we recorded net capacity expenses of $8.9 million. The cost to purchase natural gas to fuel these power plants generally exceeded the value of the power that could be generated. Accordingly, we did not generate material revenues. Capacity payments were lower in the second quarter of 2004 compared to 2003 because we terminated our Acadia capacity contract in the second quarter of 2003 and our Aries capacity contract in the first quarter of 2004.

  •
  Our remaining second quarter gross loss mainly stems from mark-to-market losses and unfavorable settlements of approximately $12.5 million, related to a long-term power supply transaction with New York State Electric and Gas Corp. (NYSEG) and our remaining stream flow transaction, which expires in 2006. In May 2004, we settled our obligation under the long-term power supply contract with NYSEG by making a cash payment of $37.7 million to a third party who assumed the contract.

        Gross profit for our Merchant Services operations for the three months ended June 30, 2003 was $1.7 million, primarily due to the following factors:

  •
  Approximately $50.4 million was non-cash earnings related to the discounting of our trading portfolios, primarily driven by long-term gas contracts. During the second quarter of 2003, average gas prices rose over the life of our price risk management assets and liabilities by $.63 per MMBtu.

  •
  In the second quarter of 2003, we incurred margin losses of $10.1 million, resulting from the difference between revenue recognized on our long-term gas contracts and the net cost of gas delivered under these contracts.

  •
  We make fixed capacity payments evenly throughout the year that entitle us to generate power at merchant power plants owned by others. For the second quarter of 2003, we recorded net capacity expenses of $16.2 million. The cost to purchase natural gas to fuel these power plants generally exceeded the value of the power that could be generated. Accordingly, we did not generate any revenues.

  •
  Additionally, in the second quarter of 2003, we incurred approximately $24.1 million of unfavorable settlements of our highly structured stream flow and long-term power supply transactions and our continued wind-down of our European trading operations.

Operating Expense

        Operating expense decreased $22.3 million primarily due to establishment of a reserve in the second quarter of 2003 related to our ultimate settlement with the CFTC in January 2004 and reduced staffing needed to manage our remaining trading positions and non-regulated power generation assets.

Restructuring Charges

        Restructuring charges decreased $18.3 million primarily due to a charge of $17.8 million taken in the second quarter of 2003 for the termination of our remaining interest rate swaps associated with the construction financings for our Clay County and Piatt County power plants. As debt related to these facilities was retired earlier than anticipated, the notional amount of our swaps exceeded our outstanding debt. We therefore reduced our position and realized the loss associated with the cancelled portion of the swaps.

Net Loss (Gain) on Sale of Assets

        In June 2004, we received a distribution of approximately $24.3 million from our non-voting limited partnership interest in BAF Energy, a California limited partnership that sold its 120 MW natural gas-fired combined cycle cogeneration facility located in King City, California. We recorded a pretax gain of $9.1 million on this distribution.

        In May 2003, we terminated our 20-year tolling contract for the Acadia power plant and made a termination payment of $105.5 million. Partially offsetting the termination payment was a $5.1 million gain related to the contract termination and sale of our remaining turbines that we had previously written down to estimated fair value in 2002.

Equity in Earnings of Investments

        Equity in earnings of investments decreased $27.7 million mainly due to the sale of our independent power plant investments in the first quarter of 2004.

Year-to-Date

Sales, Cost of Sales and Gross Profit

        Gross loss for our Merchant Services operations for the six months ended June 30, 2004 was $113.5 million, primarily due to the following factors:

  •
  Approximately $27.2 million was a non-cash loss related to the discounting of our trading portfolio, primarily driven by our long-term gas contracts. During the first six months of 2004, average gas prices increased over the life of our price risk management assets and liabilities by $.35 per MMBtu. After updating the future cash flow stream based on the new forward natural gas prices, we discounted our price risk management assets and liabilities as described above. In prior periods, primarily in 2002, when our credit standing deteriorated compared to our counterparties' that make up the vast majority of our price risk management assets, we recorded non-cash earnings related to the discounting of our price risk management assets and liabilities. During 2004, the benchmark indexes we use to determine the discount rate appropriate for our credit standing decreased by approximately 380 basis points, resulting in the partial reversal of the previous earnings and asset recorded.

  •
  In the six months of 2004, we incurred margin losses of $24.4 million resulting from the difference between revenue recognized on our long-term gas contracts and the net cost of gas delivered under these contracts.

  •
  We make fixed capacity payments evenly throughout the year that entitle us to generate power at merchant power plants owned by others. For the six months of 2004, we recorded net capacity expenses of $19.7 million. The cost to purchase natural gas to fuel these power plants generally exceeded the value of the power that could be generated. Accordingly, we did not generate material revenues. Capacity payments were lower in the six months of 2004 compared to 2003 because we terminated our Acadia capacity contract in the second quarter of 2003 and our Aries capacity contract in the first quarter of 2004.

  •
  We incurred approximately $5.0 million of costs to exit natural gas hedge positions related to the Onondaga swap derivative sold in connection with the sale of our independent power plants, cash flow hedge option premium expirations and the exit of other hedges related to previous contracts.

  •
  Our remaining gross loss for the six months mainly stems from mark-to-market losses and unfavorable settlements of approximately $28.2 million, related to a long-term power supply transaction with NYSEG and our remaining stream flow transaction which expires in 2006. In May 2004, we settled our obligation under the long-term power supply contract with NYSEG by making a cash payment of $37.7 million to a third party who assumed this contract.

        Gross loss for our Merchant Services operations for the six months ended June 30, 2003 was $92.2 million, primarily due to the following factors:

  •
  Partially offsetting the losses discussed below was approximately $74.2 million was non-cash earnings related to the discounting of our trading portfolios, primarily driven by long-term gas contracts. During the first six months of 2003, average gas prices rose over the life of our price risk management assets and liabilities by $.90 per MMBtu.

  •
  In the first six months of 2003, we incurred margin losses of $22.8 million, resulting from the difference between revenue recognized on our long-term gas contracts and the net cost of gas delivered under these contracts.

  •
  We make fixed capacity payments evenly throughout the year that entitle us to generate power at merchant power plants owned by others. For the first six months of 2003, we recorded net capacity expenses of $37.3 million. The cost to purchase natural gas to fuel these power plants generally exceeded the value of the power that could be generated. Accordingly, we did not generate material revenues.

  •
  In the first six months of 2003, we incurred approximately $35.8 million of unfavorable settlements of our highly structured stream flow and long-term power supply transactions and our continued wind-down of our European trading operations.

  •
  We recorded a $25.6 million non-cash loss related to the sale of our capacity under certain long-term gas transportation agreements at substantially less than our future commitments. Although the loss was recognized for accounting purposes, the cash associated with the loss will be paid out over the term of the contracts.

  •
  We recognized approximately $32.8 million of net mark-to-market losses on natural gas hedge positions related to the Onondaga swap derivative, cash flow hedge option premium expirations and other hedges related to previous contracts.

Operating Expense

        Operating expense decreased $27.7 million primarily due to establishment of a reserve in the second quarter of 2003 related to our ultimate settlement with the CFTC in January 2004 and reduced staffing needed to manage our remaining trading positions and merchant generating assets.

Net Loss on Sale of Assets

        Net loss on sale of assets in 2004 consists of a $47.0 million loss on the transfer of our equity interest in the Aries power project and termination of our tolling obligation, offset by a $6.1 million gain related to the sale of our equity method investments in independent power plants, a $5.0 million gain on the sale of our Marchwood development project in the United Kingdom and a $9.1 million gain on a distribution from BAF Energy.

        In May 2003, we terminated our 20-year tolling contract for the Acadia power plant and made a termination payment of $105.5 million. Partially offsetting the termination payment was a $5.1 million gain related to the contract termination and sale of our remaining turbines that we had previously written down to estimated fair value in 2002.

Depreciation and amortization expense

        Depreciation and amortization expense decreased by $11.9 million primarily due to the elimination of the amortization of premiums associated with our equity method investments in independent power plants, resulting from the impairment of our investments in these plants in September 2003.

Equity in Earnings of Investments

        Equity in earnings of investments decreased $45.0 million mainly due to our sale of our independent power plant investments in the first quarter of 2004.

Earnings Trend and Impact of Changing Business Environment

        We began winding down and terminating our trading positions with various counterparties during the second quarter of 2002. However, it will take a number of years to complete the wind-down while we continue to deliver gas under our remaining long-term gas contracts after the terminations discussed in Note 10 to the Consolidated Financial Statements. Because most of our trading positions are hedged, we should experience limited fluctuation in earnings and losses other than the impacts from our credit or counterparty credit, the discounting or accretion of interest, the termination or liquidation of additional trading contracts, or the changes in market valuations and settlements of our remaining highly customized stream flow contract which expires in 2006. There may be earnings volatility associated with this stream flow contract due to its highly customized nature and our inability to completely hedge the associated risk. Using a long-term value-at-risk methodology, with a 95% confidence level, we estimate $23.5 million of potential variability related to this contract.

        The merchant energy sector has been negatively impacted by new generation capacity that became operational in 2002 and by the continued construction of additional power plants. This increase in supply has placed downward pressure on power prices and subsequently the value of unsold merchant generation capacity. In addition, our merchant power plants use natural gas as a fuel source. Because of the significant increase in price of natural gas, our merchant power plants are at a competitive disadvantage to power plants relying on other fuel sources. As a result of the above factors, we expect our Merchant Services unit to generate significant losses for the foreseeable future.

        We attempt to optimize and hedge our power plants with forward contracts which qualify as derivative instruments. When we enter into these positions, they are accounted for at fair value under mark-to-market accounting. The hedges are an offset to our power plants, which use accrual accounting. Because different accounting methods are required for each side of the transaction, significant fluctuations in earnings can occur with limited impacts on future cash flow.

Corporate and Other

        The table below summarizes the operating results of Corporate and Other:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(In millions)
Sales	$9.5	$9.1	$18.4	$16.8
Cost of sales	3.1	2.9	5.8	5.3

Gross profit	6.4	6.2	12.6	11.5

Operating expenses:
Operating expense	22.7	14.4	33.8	43.5
Restructuring charges	.2	2.1	.3	3.1
Net loss (gain) on sale of assets	(1.3)	2.6	(5.1)	2.6
Depreciation and amortization expense	1.2	.8	2.3	1.6

Total operating expenses	22.8	19.9	31.3	50.8

Other income (expense):
Equity in earnings of investments	—	8.9	.2	14.2
Other income	3.5	41.8	4.8	60.8

Earnings (loss) before interest and taxes	$(12.9)	$37.0	$(13.7)	$35.7

Quarter-to-Quarter

Operating Expense

        Operating expense increased $8.3 million due to an $8.4 increase in costs associated with the settlement of the appraisal rights shareholder lawsuit and $4.4 million of costs associated with exiting our international networks investments. These costs were partially offset by a $7.2 million decrease in restructuring consulting fees and insurance and other costs incurred in 2003. The second quarter of 2003 also included the allocation of $5.0 million of provisions for claims and other regulatory reviews to Merchant Services. In addition, the sale of our international network investments decreased operating expenses $3.7 million.

Restructuring Charges

        Restructuring charges decreased $1.9 million in the second quarter of 2004 compared to 2003. This was primarily due to $1.1 million of severance and other related costs that were paid in 2003 in connection with the restructuring of Everest Connections, and $.9 million of executive severance that was paid in 2003 in connection with the separation agreement of our former Chief Risk Officer.

Net Loss (Gain) on Sale of Assets

        The $1.3 million gain in 2004 is related to the fair value adjustment of Everest Connections target-based put rights. The $2.6 million loss on sale of assets in 2003 was related to the sale of our interest in AlintaGas in May 2003.

Equity in Earnings of Investments

        Equity in earnings of investments decreased $8.9 million in 2004 compared to 2003 due to the sale of our investments in Australia in May and July 2003.

Other Income

        Other income decreased $38.3 million mainly due to $35.0 million of foreign currency gains recognized in 2003 resulting from favorable movements in the Australian and New Zealand dollar against the U.S. dollar.

Year-to-Date

Operating Expense

        Operating expense decreased $9.7 million due to an $8.4 million increase in costs associated with the settlement of the appraisal rights shareholder lawsuit and $4.4 million of costs associated with exiting our international networks investments. These costs were more than offset by a $14.3 million decrease in restructuring consulting fees and insurance and other costs from 2003. In addition, the restructuring of Everest Connections decreased operating expenses $2.1 million and the sale of our international network investments decreased operating expenses $5.6 million.

Restructuring Charges

        Restructuring charges decreased $2.8 million in 2004 compared to 2003. This was primarily due to $2.1 million of severance and other related costs that were paid in 2003 in connection with the restructuring of Everest Connections, and $.9 million of executive severance that was paid in 2003 in connection with the separation agreement of our former Chief Risk Officer.

Net Loss (Gain) on Sale of Assets

        The gain on sale of assets of $5.1 million was recorded primarily in connection with the sale of our interest in Midlands Electricity in January 2004. This investment was written down to estimated fair value in 2002 and again in September 2003. However, due to strengthening of the British pound exchange rate in the fourth quarter of 2003 and in early 2004, we realized a $3.3 million gain on the closing of the sale. The $2.6 million loss on sale of assets in 2003 was related to the sale of our interest in AlintaGas in May 2003.

Equity in Earnings of Investments

        Equity in earnings of investments decreased $14.0 million in 2004 compared to 2003 due to the sale of our investments in Australia in May and July 2003.

Other Income

        Other income decreased $56.0 million mainly due to $49.7 million of foreign currency gains recognized in 2003 resulting from favorable movements in the Australian and New Zealand dollar against the U.S. dollar. In 2004, we realized a $1.9 million gain on the early redemption of the note payable issued in connection with our acquisition of Midlands which was offset in part by $1.8 million in fees paid to lenders in connection with the waiver and amendment of financial covenants under our $430 million three-year secured credit facility.

Interest Expense and Income Tax Benefit

        The table below summarizes our consolidated interest expense and income tax benefit:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(In millions)
Interest expense	$63.5	$71.0	$127.8	$131.8

Income tax benefit	$(39.3)	$(44.5)	$(82.7)	$(75.1)

Quarter-to-Quarter

Interest Expense

        Interest expense decreased $7.5 million in 2004 compared to 2003. The decrease was primarily the result of reductions in interest expense related to the repayment of debt associated with our investments in Midlands Electricity in the first quarter of 2004 and our prior 364-day secured credit facility in the second and third quarters of 2003.

Income Tax Benefit

        The income tax benefit decreased $5.2 million in 2004 compared to 2003, primarily as a result of lower losses before income taxes in 2004 compared to 2003, partially offset due to tax benefits not being recognized on certain 2003 losses as a result of valuation allowances provided.

Year-to-Date

Interest Expense

        Interest expense decreased $4.0 million in 2004 compared to 2003. The decrease was primarily the result of reductions in interest expense related to the repayment of debt associated with our investments in Australia, Midlands Electricity, our merchant power plants, our prior revolving credit facility and our former 364-day secured credit facility. These decreases were partially offset by the borrowing in April 2003 of $430.0 million under our three-year secured facility, resulting in $8.9 million of additional interest expense and amortization of debt issue costs of $1.5 million.

Income Tax Benefit

        The income tax benefit increased $7.6 million in 2004 compared to 2003, as lower losses before income taxes in 2004 compared to 2003 were more than offset by tax benefits not being recognized on certain 2003 losses as a result of valuation allowances provided.

        As of December 31, 2003, we had approximately $81.4 million of deferred tax benefits for federal and state net operating losses. As a result of additional losses in 2004, these deferred tax benefits increased to approximately $117.4 million. These losses will be available to offset future taxable income for up to 20 years.

Significant Balance Sheet Movements

        Total assets decreased by $1,075.1 million since December 31, 2003. This decrease is primarily due to the following:

  •
  Cash increased $36.1 million. See our Consolidated Statement of Cash Flows included in our Quarterly Report on Form 10-Q for the period ended June 30, 2004 for analysis of this increase.

  •
  Restricted cash increased $525.9 million primarily due to our requirement to escrow $504 million to Chubb in accordance with the court's preliminary injunction related to surety bonds supporting our long-term gas contracts and additional cash restricted for customer funds on deposit of $22.1 million.

  •
  Funds on deposit increased $169.1 million primarily due to the deposit we made with the trustee of our $250.0 million senior note obligation due July 15, 2004. This increase was partially offset by the return of margin deposits paid to counterparties related to the seasonal decrease in gas purchases and Calpine's return of collateral in connection with the assignment of our interest in the Aries power project.

  •
  Accounts receivable, net decreased $182.3 million primarily reflecting lower volumes of electricity delivered due to our exit from wholesale energy trading, and seasonal declines in regulated gas customer deliveries.

  •
  Inventories and supplies decreased $32.9 million primarily due to the seasonal withdrawal of natural gas in storage by our Domestic Utilities businesses for deliveries to customers.

  •
  Price risk management assets increased $73.6 million primarily due to an increase in natural gas prices since December 31, 2003.

  •
  Investments in unconsolidated subsidiaries decreased by $309.8 million primarily due to the sale of our investments in Midlands Electricity and our independent power plants.

  •
  Deferred charges decreased $69.6 million primarily related to the elimination of deferred income tax regulatory assets in connection with the sale of our Canadian utility businesses.

  •
  Current and non-current assets of discontinued operations decreased $1,282.4 million primarily due to the sale of our Canadian utility businesses and our consolidated independent power plants.

        Total liabilities decreased by $937.8 million and common shareholders' equity decreased by $137.3 million since December 31, 2003. These changes are primarily attributable to the following:

  •
  Accounts payable decreased by $160.1 million primarily reflecting lower volumes of electricity delivered due to our exit from wholesale energy trading and seasonal declines in regulated natural gas purchases.

  •
  Price risk management liabilities increased $87.2 million primarily due to an increase in natural gas prices since December 31, 2003.

  •
  Long-term debt, including current maturities of long-term debt, decreased by $77.4 million primarily due to the early retirement of the Midlands acquisition note payable.

  •
  Deferred income taxes decreased $106.0 million primarily due to deferred tax benefits on 2004 net operating losses and the sale of our investments in Midlands Electricity and Canadian utility businesses.

  •
  Deferred credits decreased $90.5 million primarily related to the elimination of deferred income tax regulatory liabilities in connection with the sale of our Canadian utility businesses.

  •
  Common shareholders' equity decreased $137.3 million primarily as a result of the year-to-date net loss for 2004 and other comprehensive losses due to the sale of our investment in Midlands Electricity and our Canadian utility businesses.

THE COMPANY

        We are a domestic utility owner and operator headquartered in Kansas City, Missouri. We were incorporated in Missouri as Missouri Public Service Company in 1917 and reincorporated in Delaware as UtiliCorp United Inc. in 1985. In March 2002, we changed our name to Aquila, Inc. Our businesses are currently organized into two operating groups: Domestic Utilities and Merchant Services. All other operations are included in Corporate and Other, including costs that are not allocated to our operating businesses; our investment in Everest Connections; and our former investments in Australia and the United Kingdom.

        Our electric utilities include 2,075 MW of generation and 20,623 pole miles of electric transmission and distribution lines. Our gas utilities include 1,569 miles of gas transmission pipelines and 19,301 miles of gas distribution mains and service lines. The Domestic Utilities group generated revenues of $1.8 billion in the twelve months ended June 30, 2004 and had total assets of $2.9 billion at June 30, 2004. Substantially all of our revenues are generated by the Domestic Utilities group.

        Until recently, our operations also included significant international utility investments and Merchant Services was a much larger component of our business. In 2002, we began to reposition our business to focus on our Domestic Utilities group and reduce our financial obligations. As part of that repositioning, we have sold all of our international investments and a substantial portion of our Merchant Services assets, and we have wound down most of our Merchant Services energy trading portfolio. Our remaining Merchant Services group principally owns, operates, and contractually controls non-regulated power generation assets in the United States.

Domestic Utilities

        Our Domestic Utilities business, which is our core business, generates, transmits and distributes electricity and sells it to approximately 446,000 customers in Colorado, Kansas and Missouri. Our generation facilities supply electricity principally to our own distribution systems. Additionally, we sell a small volume of excess power to other utilities and marketing companies. Approximately 65% of our electric distribution customers are located in Missouri. Domestic Utilities also distributes natural gas to approximately 901,000 customers in Colorado, Iowa, Kansas, Michigan, Minnesota, Missouri and Nebraska. Our regulated assets located in Missouri represent approximately 50% of the book value of our regulated assets.

Electric Generating Facilities

        As of December 31, 2003, our owned or leased interests in electric generation plants included:

Unit	Location	Year Installed	Unit Capability (MW)	Fuel	2003 Net Generation (MW Hours)
Missouri:
Sibley #1 - 3	Sibley	1960, 1962, 1969	502	Coal	3,170,803
Ralph Green #3	Pleasant Hill	1981	69	Gas	4,733
Nevada	Nevada	1974	20	Oil	90
Greenwood #1 - 4	Greenwood	1975-1979	241	Gas/Oil	39,215
KCI #1 - 2	Kansas City	1970	31	Gas	(145)
Lake Road #1, 3	St. Joseph	1951, 1962	30	Gas/Oil	50,198
Lake Road #2, 4	St. Joseph	1957, 1967	122	Coal/Gas	645,903
Lake Road #5	St. Joseph	1974	62	Gas/Oil	(1,797)
Lake Road #6 - 7	St. Joseph	1989, 1990	40	Oil	671
Iatan	Iatan	1980	121	Coal	898,638
Kansas:
Judson Large #4	Dodge City	1969	142	Gas	308,427
Arthur Mullergren #3	Great Bend	1963	96	Gas	93,778
Cimarron River #1 - 2	Liberal	1963, 1967	72	Gas	78,727
Clifton #1 - 2	Clifton	1974	71	Gas/Oil	4,223
Jeffrey #1 - 3	St. Mary's	1978, 1980, 1983	354	Coal	2,542,784
Colorado:
W.N. Clark #1 - 2	Canon City	1955, 1959	43	Coal	267,608
Pueblo #6	Pueblo	1949	20	Gas	8,603
Pueblo #5	Pueblo	1941, 2001	9	Gas	24,886
AIP Diesel	Pueblo	2001	10	Oil	1,869
Diesel #1 - 5	Pueblo	1964	10	Oil	2,721
Diesel #1 - 5	Rocky Ford	1964	10	Oil	1,103

Total			2,075		8,143,038

Operating Data

        The following table shows Domestic Utilities' overall fuel mix and generation capability for the past three years:

Fuel Source	2001	2002	2003
	In Megawatts (MW)
Coal	1,032	1,020	1,019
Gas	427	444	439
Oil	92	92	90
Coal and gas	122	122	122
Gas and oil	442	414	405

Total generation capability	2,115	2,092	2,075

        At December 31, 2003, Domestic Utilities had 4,666 miles of electric transmission lines and 15,957 miles of electric distribution lines, and its gas utility operations had 1,569 miles of gas gathering and transmission pipelines and 19,301 miles of distribution mains and service lines.

        The table below summarizes sales, volumes and customers for our electric utility business:

	2001	2002	2003
Sales (in millions)
Residential	$267.8	$275.5	$292.2
Commercial	186.6	190.2	200.9
Industrial	97.2	100.5	113.2
Other	120.1	100.7	91.2

Total	$671.7	$666.9	$697.5

Volumes (Gigawatt hours (Gwh))
Residential	3,847	4,075	4,107
Commercial	3,209	3,343	3,391
Industrial	2,326	2,459	2,570
Other	2,904	2,496	1,765

Total	12,286	12,373	11,833

Customers at Year End
Residential	368,682	374,697	381,033
Commercial	57,939	59,087	60,531
Industrial	469	467	457
Other	3,836	3,714	3,869

Total	430,926	437,965	445,890

Customers

        The table below summarizes sales, volumes and customers for our gas utility business:

	2001	2002	2003
Sales (in millions)
Residential	$604.7	$490.3	$620.1
Commercial	257.9	195.2	263.5
Industrial	47.0	34.8	40.3
Other	56.3	44.8	45.6

Total	$965.9	$765.1	$969.5

Volumes (MMcf)
Residential	66,858	72,454	74,507
Commercial	31,474	33,322	34,889
Industrial	7,664	7,974	6,612
Transportation	110,132	120,974	111,570
Other	431	403	417

Total	216,559	235,127	227,995

Customers at Year End
Residential	783,409	796,207	807,853
Commercial	78,062	81,180	81,485
Industrial	2,226	2,300	2,227
Other	10,341	10,840	9,212

Total	874,038	890,527	900,777

Seasonal Variations of Business

        Our electric and gas utility businesses are weather-sensitive. We have both summer- and winter-peaking network assets to reduce dependence on a single peak season. The table below shows Domestic Utilities' peak seasons.

Operations	Peak
Gas network operations	November through March
Electric network operations	July and August

Competition

        We currently have limited competition for the retail distribution of electricity and natural gas in our service areas. While various restructuring and competitive initiatives have been discussed in the states in which our utilities operate, only Michigan has adopted rules for retail competition for residential customers. Residential retail gas customers in Michigan were able to choose their service provider beginning in June 2002, but no competitors have emerged. As a result of several factors, including the energy crisis in California, many states have either discontinued or delayed implementation of retail deregulation initiatives. However, we do face competition from independent marketers for the sale of natural gas to our industrial and commercial customers.

Capital Expenditures

        Our regulated electric and gas utilities require significant capital expenditures. We expect to make approximately $167 million and approximately $195 million of capital expenditures on our Domestic Utilities businesses in 2004 and 2005, respectively. Among other things, these estimates include costs associated with our construction of a "peaker" electric power plant in Missouri that we currently expect to complete in 2005. Significant additional capital expenditures are expected in future years.

Regulation and Rates

State Regulation

        Our utility operations are subject to the jurisdiction of the public service commissions in the states in which they operate. The commissions oversee services and facilities, rates and charges, accounting, valuation of property, depreciation and various other matters. Certain commissions also have jurisdiction over the creation of liens on property located in their state to secure bonds or other securities.

        On May 7, 2003, the State Corporation Commission of the State of Kansas issued an order in connection with its investigation into the affiliated transactions between our utilities and our other businesses. On June 26, 2003, the Kansas Corporation Commission modified the May 7 order. The May 7, 2003 and June 26, 2003 orders are filed as exhibits to our Annual Report on Form 10-K. Among other things, the orders provide that without the approval of the Kansas Corporation Commission, we may not:

  •
  pledge regulated utility assets presently devoted to serving Kansas retail customers for the benefit of our current and prospective lenders;

  •
  invest any money in new non-utility businesses or invest in any existing business except in the ordinary course of business or to fulfill an existing financial, contractual or operational obligation;

  •
  incur any new or modify any existing indebtedness other than routine, short-term borrowings incurred in the ordinary course of business for working capital needs;

  •
  pay any dividends; or

  •
  enter into any contract or agreement that: (1) alienates, conveys or creates an interest (e.g., through stock or debt issuance or other securitization arrangement) in our assets, including any agreement to modify an existing obligation to alienate, convey or create an interest in our assets, or (2) relates to products or services not required for the provision of continuing utility operations.

        The following summarizes our recent rate case activity:

	Type of Service	Date Requested	Date Approved	Amount Requested	Amount Approved
				(In millions)
Minnesota	Gas	8/2000	7/2003	$9.8	$5.7
Iowa	Gas	6/2002	2/2003	9.3	4.3
Michigan	Gas	8/2002	3/2003	14.3	8.4
Colorado	Electric	10/2002	6/2003	23.4	16.0
Nebraska	Gas	6/2003	1/2004	9.9	6.2
Missouri	Electric	7/2003	4/2004	80.9	37.5
Missouri	Gas	8/2003	4/2004	6.4	3.4
Colorado	Electric	12/2003	8/2004	11.4	8.2	(a)
Kansas	Electric	6/2004	Pending	19.2	Pending

(a)
Subject to Commission Approval.

        We filed a Minnesota gas rate case in August 2000 for an increase of $9.8 million. A settlement was reached with the intervenors in the case for $5.7 million, and the Minnesota Public Utilities Commission approved the settlement in July 2003. This rate increase had been collected on an interim basis since October 2000.

        In June 2002, we filed for a $9.3 million general gas rate increase in Iowa. We received approval to place an interim increase of $5.6 million into effect in September 2002, subject to refund. In February 2003, we reached a settlement with the Iowa Utilities Board for an increase of $4.3 million.

        In August 2002, we filed for a $14.3 million general rate increase in Michigan. We received approval to place an interim increase of $8.2 million into effect in December 2002. We reached a settlement with the Michigan Public Service Commission staff and other intervening parties for an increase of $9.1 million. The Commission approved the settlement and the new rates went into effect in March 2003. This increase was partially offset within a separate depreciation case docket, which reduced our annual rates by $.7 million. That decrease relates to our depreciation rates and reduced cash flow with little impact on earnings.

        In October 2002, we filed for a $23.4 million increase in our Colorado electric rates. In April 2003, we reached a settlement with the Colorado Public Utilities Commission staff and other intervening parties for an increase of $16.0 million. The Commission approved the settlement in June 2003, and the new rates went into effect in June 2003. In December 2003, we filed a "limited" rate filing in order to recover approximately $11.4 million of on-going costs (e.g., capital improvements) that have occurred in 2003 or will occur in 2004. In July 2004, we reached a settlement with the Colorado Public Utilities Commission staff and intervenors for an increase of $8.2 million. In addition, our Incentive Clause Adjustment was modified to provide for the recovery from customers of 100% of the variability of energy costs, an increase from 75%.

        In January 2004, the Nebraska Public Service Commission approved a $6.2 million gas rate increase for three of our Nebraska service areas. We had originally requested a $9.9 million rate increase in June 2003, and we have been collecting interim rates since October 2003 based on an interim rate increase of $9.9 million. In February 2004, we filed a plan for refunding the difference between the interim rate increase implemented in October 2003 and the final settlement amount. We expect the Commission to rule on our refunding plan in late 2004 or early 2005.

        In April 2004, the Missouri Public Service Commission approved the settlement of our electric and gas rate cases. We reached a settlement with the Missouri Public Service Commission staff and intervenors in March 2004 for an increase of $37.5 million in our electric rates. This settlement included a two-year Interim Energy Charge that allows the company to recover variable generation and purchased power costs up to a specified amount per Mwh specific to each Missouri regulatory jurisdiction. The IEC rate per unit sold is $13.98/Mwh and $19.71/Mwh for St. Joseph Light & Power and Missouri Public Service, respectively. If the amounts collected under the IEC exceed our average cost incurred for the two-year period, we will refund the excess with interest to the customers. This fuel and purchased power cost recovery mechanism represents $18.5 million of the $37.5 million rate increase. Also, as part of the settlement we agreed not to seek a general increase in our Missouri electric rates that would be effective in less than two years from the current rate increase, unless certain significant events occur that impact our operations. The rate increase went into effect April 15, 2004.

        In April 2004, the Missouri Public Service Commission also granted a $3.4 million increase in our Missouri gas rates. We originally requested a rate increase of $6.4 million in August 2003. The rate increase went into effect May 3, 2004 for our Missouri Public Service operations and July 1, 2004 for our St. Joseph Light & Power operations.

        In June 2004, we filed for a rate increase totaling $19.2 million for our electric territories in Kansas. This application is primarily to recover infrastructure improvements and increased maintenance and operating costs. We expect hearings to be held in January 2005. We also filed a request for a $10.0 million interim rate increase. The Kansas Corporation Commission has scheduled a hearing on this request for August 18, 2004.

        On August 4, 2004, we filed a request with the Missouri Public Service Commission for an Accounting Authority Order (AAO) requesting clarification of the Interim Energy Charge accounting treatment for the two-year period ending April 2006. The request asks for confirmation that any significant amounts under-collected during this period may be deferred and considered for recovery in our next rate case.

        Our domestic regulated businesses produce, purchase and distribute power in three states and purchase and distribute natural gas in seven states. All of our gas distribution utilities have Purchased Gas Cost Adjustment (PGA) provisions that allow them to pass the cost of the gas to the customer. To the extent that gas prices are higher or lower than amounts in our current billing rates, adjustments are made on a periodic basis to "true-up" billed amounts to match the actual cost we incurred.

        In our regulated electric business, we generate approximately 60% of the power that we sell and we purchase the remaining 40% through long-term contracts or in the open market. The regulatory provisions for recovering power costs vary by state. In Kansas, we have an Energy Cost Adjustment that serves a purpose similar to the PGAs for our gas utilities. To the extent that our fuel and purchased power energy costs vary from the energy cost built into our tariffs, the difference is passed through to the customer. In Colorado, we have an Incentive Clause Adjustment that provides for recovery from the customer of 100% of the variability in energy costs. In Missouri, we do not have the ability to adjust the rates we charge for electric service to offset all or part of any increase or decrease in prices we pay for natural gas, coal or other fuel we use in generating electricity (i.e., a fuel adjustment mechanism). As a result, our electric earnings can fluctuate more in Missouri than in our other electric rate jurisdictions. As described more fully above, the Missouri Public Service Commission recently approved a settlement agreement for our electric operations that establishes our right to recover costs up to $13.98/Mwh and $19.71/Mwh for a two-year period in our St. Joseph Light & Power and Missouri Public Service operations, respectively. Absent a favorable ruling on our AAO request (discussed above) and subsequent allowance for recovery of rates, if our actual costs are higher than those allowed costs, then we cannot recover the excess costs through rates. If our actual costs are less than those allowed costs, then we must refund the difference to our customers, except to the extent actual gas costs are below $12.64/Mwh and $16.65/Mwh for our St. Joseph Light & Power and Missouri Public Service operations, respectively. Since the rate increase went into effect pursuant to the settlement agreement on April 15, 2004, our actual costs have exceeded the allowed costs by approximately $6.7 million through June 30, 2004.

Federal Regulation

        Under the Federal Power Act, our wholesale transmission and sale of electric energy in interstate commerce and our generation facilities are subject to the jurisdiction of the FERC. FERC jurisdiction extends to, among other things, rates and charges in connection with such transmission and sale, the issuance of stock and long- and short-term debt, the sale, lease or other disposition of such facilities, and accounting matters.

        In December 1999, the FERC issued Order 2000 addressing some significant regional electricity transmission issues. Among other things, Order 2000 required transmission-owning utilities, including us, that did not already participate in an independent system operator (ISO) to file plans by October 2000 detailing their participation in an organization that will control the transmission facilities within a region. We have made the filings required by Order 2000, and are otherwise in compliance with the order, but our transmission facilities are not yet controlled by a regional transmission organization.

        In November 2003, the FERC issued Order 2004 adopting new standards of conduct for transmission-owning utilities. Essentially, under the order, a transmission-owning utility must separate its transmission function from its marketing function and from the operations of its affiliates engaged in energy-related activities. Also, every transmission-owning utility must treat all of its transmission customers, whether affiliated or unaffiliated, on a non-discriminatory basis. The new standards become effective in September 2004, and we are in the process of determining the extent to which our operations must be modified to comply with the order.

Environmental Matters

General

        We are subject to a number of federal, state and local requirements relating to:

  •
  the protection of the environment; and

  •
  the safety and health of personnel and the public.

        These requirements relate to a broad range of our activities, including:

  •
  the protection of air and water quality;

  •
  the identification, generation, storage, handling, transportation, disposal, record-keeping, labeling, reporting of, and emergency response in connection with hazardous and toxic materials and wastes, including asbestos;

  •
  the protection of plant and animal species and minimization of noise emissions; and

  •
  safety and health standards, practices and procedures that apply to the workplace and to the operation of our facilities.

Water Issues

        The Federal Clean Water Act controls effluent and intake requirements and generally prohibits the discharge of any pollutants, including heat, into any body of surface water, except in compliance with a discharge permit issued by a state environmental regulatory agency or the U.S. Environmental Protection Agency (EPA).

        In February 2004, the EPA issued new rules for cooling water intake structures for certain power plants. The final action requires us to undertake environmental impact studies of the impact of our cooling water intake structures on aquatic life as a condition of permit renewals, and potentially to make modifications to our facilities.

        The Clean Water Act requires states to develop Total Maximum Daily Loads (TMDLs) for impaired surface waters in each state. TMDLs determine the maximum amount of pollutants that can be discharged into impaired surface waters. In July 2000, the EPA issued a final rule for the implementation of the TMDL program. The EPA has since announced its intention to withdraw the TMDL Rule, although it is anticipated that state agencies will continue to develop TMDLs for impaired waters in their respective states. The establishment of TMDL values may eventually result in more stringent discharge limits for facilities that have wastewater discharge permits. We will not know the future impact of the TMDL program until applicable TMDLs are developed.

Air Emissions

        Our facilities are subject to the Federal Clean Air Act and many state and local laws and regulations relating to the protection of air quality. These laws and regulations cover, among other pollutants, those contributing to the formation of ground-level ozone, carbon monoxide, sulfur dioxide (SO2), nitrogen oxides (NOx) and particulate matter. In addition, carbon dioxide is also included as a potential emission that may be regulated. Fossil-fueled power generating facilities are subject to substantial regulation and enforcement oversight by various governmental agencies.

        In December 2003, the EPA proposed a rule known as the Interstate Air Quality Rule. The proposed rule suggests a "cap and trade" approach, which would effectively require coal-fired power plants in 29 eastern states, including Kansas and Missouri, to reduce SO2 emissions by 70% and NOx emissions by 65% below current levels. The reductions would occur in a two-phased approach beginning in 2010. The EPA also proposed a rule known as the Utility Mercury Reductions Rule in December 2003. The proposed Utility Mercury Reduction Rule would require coal-fired power plants across the country to limit mercury emissions beginning in 2010. If these proposed rules are implemented, the costs of compliance could be material to us.

        The EPA has been conducting enforcement initiatives nationwide to determine whether certain activities conducted at electric generating facilities were subject to the EPA's New Source Review (NSR) requirements under the Clean Air Act, which the EPA is interpreting to require coal-fired power plants to update emission controls at the time of major maintenance or capital activity. Several utility companies have entered into settlement agreements with the EPA that resulted in fines and commitments to install the best available pollution controls at facilities alleged to have violated the EPA's NSR requirements.

        In January 2004, Westar Energy, Inc. received a notification from the EPA that it had violated the EPA's NSR requirements and Kansas environmental regulations by making modifications to the Jeffrey Energy Center without obtaining the proper permits. The Jeffrey Energy Center is a large coal-fired power plant located in Kansas that is 84% owned by Westar and operated exclusively by Westar. We have a 16% interest in the Jeffrey Energy Center. The electric generation plants we own or lease are described under "—Electric Generating Facilities." It is possible that Westar could be subject to an enforcement action by the EPA and that significant capital expenditures will be required to install additional pollution controls at the Jeffrey Energy Center.

Past Operations

        Some federal and state laws authorize the EPA and other agencies to issue orders and compel potentially responsible parties to clean up sites that are determined to present an actual or potential threat to human health or the environment. We are named as a potentially responsible party at two disposal sites for polychlorinated biphenyls (PCBs). In addition, we retain some environmental liability for several operations and investments that we no longer own. We also own or have acquired liabilities from companies that once owned or operated 29 former manufactured gas plant sites, which are subject to the supervision of the EPA and various state environmental agencies. Although these remediation costs will be significant, we are seeking to recover our costs from insurance carriers and other potentially responsible parties.

Merchant Services

        Merchant Services consists principally of our interests in four gas-fired merchant power plants, each of which is an exempt wholesale generator, and our interest in one contracted power project. Our merchant power plants do not have dedicated customers because they are designed to operate only during periods of peak demand in the geographic area in which the plant is located. Because we currently believe that the fuel and start-up costs of operating our merchant power plants will exceed the revenues that would be generated from the power sold, we believe that for the foreseeable future we will have limited ability to generate power from these plants at a gross profit and will continue to have annual operating and maintenance costs, now estimated at approximately $8 million, associated with these plants, and will be required to make annual capacity payments on contracted merchant generating assets which payments for 2004 are estimated at approximately $33.7 million. See "Risk Factors—We expect to continue to incur net losses."

        The table below shows information about our Merchant Services power plants:

Plant & Location	Location	Type of Investment	Percent Owned	Gross Capacity (MW)	Net Capacity (MW)	Heat Rates(a)	Date in Service
Batesville Unit No. 3	Mississippi	Toll Contract	—	279	279	7.7	August 2000(b)
Elwood Energy L.L.C.	Illinois	Toll Contracts	—	604	604	10.7	July 2001(c)
Coahoma Power Plant	Mississippi	Owned	100.00	340	340	11.9	September 2002
Clay County Power Plant	Illinois	Owned	100.00	340	340	11.9	November 2002
Piatt County Power Plant	Illinois	Owned	100.00	510	510	12.0	June 2003

Total Capacity (MW)				2,073	2,073

(a)
The measure of efficiency of converting fuel to electricity, expressed as British thermal units (BTU) of fuel per kilowatt-hour. The lower the heat rate, the more efficient the plant.

(b)
We have a contract ending in 2020 for 279 MW of the output of the Batesville plant. We have sold all of this capacity to a third party under a long-term contract.

(c)
We have two contracts ending in 2016 and 2017, respectively, for 604 MW of the output of the Elwood plant.

        Although we have exited the wholesale energy trading business, in the late 1990's and early 2000, we were one of the largest marketers and traders of wholesale natural gas, electricity and other commodities in North America and Western Europe. We stopped growing our wholesale trading portfolio during the third quarter of 2002, and subsequent activity has focused on limiting our credit risk to counterparties and liquidating our trading positions. However, we still have certain contracts that remain in the trading portfolio because we were unable to liquidate or terminate them. Many, but not all, of our positions have been hedged to limit our exposure to price movements, and these contracts will continue to be our assets and liabilities until the contracts are settled.

Strategic and Financial Repositioning

        In response to significant changes in the energy industry during the past few years, we undertook a strategic review of our business in the second quarter of 2002 and announced a change in our strategic direction. Our revised strategy features a concentrated focus on our domestic utility operations, which is a return to our "pure play" utility roots that preceded our diversification into merchant and international arenas in the 1990s.

        As part of this repositioning, we took the following actions in 2002:

  •
  Began the wind-down of our Merchant Services trading portfolio in North America and Europe;

  •
  Sold our natural gas storage facilities in both North America and the United Kingdom;

  •
  Sold our merchant loan portfolio;

  •
  Sold our gas gathering and processing business located primarily in Texas and Oklahoma;

  •
  Reduced our investment in Quanta Services, Inc. (a company specializing in building and maintaining networks used to carry energy and telecommunications) from 38% to 10.2%;

  •
  Sold our equity investment in our regulated utility operations in New Zealand;

  •
  Eliminated our quarterly dividend;

  •
  Replaced our then Chief Executive Officer; and

  •
  Reorganized management, which resulted in our then Chief Financial Officer leaving the Company.

        Separately, we restructured Domestic Utilities in 2002 to more closely align it with its regulatory service areas. Staff reductions due to our ongoing restructuring efforts, including employees transferred with the sale of various businesses, consisted of approximately 1,800 employees, of which 496 were Corporate or Domestic Utilities employees, since March 2002.

        In 2003, we continued to execute on our transition plan through the following actions:

  •
  Sold our remaining 10.2% investment in Quanta Services, Inc.;

  •
  Sold our Australian investments;

  •
  Executed an agreement to sell our United Kingdom utility investment, which we completed in January 2004;

  •
  Entered into a three year senior secured term-loan facility;

  •
  Terminated our capacity payment obligations under our Acadia tolling agreement;

  •
  Executed agreements to sell our Canadian utility businesses, which we completed in the second quarter of 2004;

  •
  Executed agreements to sell our equity investment in 13 independent power plants, which we completed in the first half of 2004;

  •
  Pursued (a) rate increases for certain of our gas and electric operations and (b) regulatory approvals to pledge our network assets as collateral for the working capital requirements of our utility operations;

  •
  Continued the wind-down of our wholesale energy trading businesses in North America and Europe; and

  •
  Appointed a Corporate Compliance Officer.

        Proceeds from these asset sales were used to pay down debt, fund restructuring charges and support our continuing operations.

        In 2004, we have continued to implement our restructuring plan through the following actions, among others:

  •
  Sold our investment in a merchant power plant development project in the United Kingdom;

  •
  Settled rate cases relating to our Missouri electric and gas utility operations and pursued rate relief with respect to our Kansas electric utility operations;

  •
  Terminated our capacity payment obligations under our Aries tolling agreement and exited our investment in the Aries merchant power plant;

  •
  Received a distribution on our investment in the BAF Energy cogeneration project;

  •
  Renewed our 364-day letter of credit facility;

  •
  Sold a non-strategic natural gas system located in eastern Missouri;

  •
  Posted cash collateral with, and thereby settled litigation involving surety bonds issued by, Chubb in support of two of prepaid gas supply contracts and separately reached an agreement with the gas supply counterparty (APEA) on its claims against us arising from the termination of our two long-term prepaid gas supply contracts supported by the Chubb surety bonds; and

  •
  Executed an agreement with St. Paul under which we (a) discharged our indemnity obligations under a surety bond issued to support of a prepaid gas supply contract and (b) agreed to discharge our obligations under a second surety bond issued to support another prepaid gas supply contract. In separate action, we terminated the first gas supply contract backstopped by St. Paul's surety bond.

MANAGEMENT

Our Executive Team

Name	Age	Position
Richard C. Green, Jr. (Rick)	50	President, Chief Executive Officer and Chairman
Keith G. Stamm	44	Senior Vice President and Chief Operating Officer
Rick J. Dobson	45	Senior Vice President and Chief Financial Officer
Leo E. Morton	59	Senior Vice President and Chief Administrative Officer
Leslie J. Parrette, Jr. (Les)	42	Senior Vice President, General Counsel and Corporate Secretary
Sally C. McElwreath	63	Senior Vice President, Corporate Communications
Brock A. Shealy	43	Senior Vice President, Corporate Compliance Officer
Jon R. Empson	58	Senior Vice President, Regulated Operations
Robert L. Poehling (Bob)	41	Senior Vice President, Energy Resources

Richard C. Green (B.S., Business, Southern Methodist University)

        Rick joined our company in 1976 and held various financial and operating positions between 1976 and 1982. In 1982, he was appointed Executive Vice President at Missouri Public Service, the predecessor to Aquila. Rick served as President and Chief Executive Officer from 1985 to 1996 and has been Chairman of the Board of the Company since 1989. He was also Chief Executive Officer from 1996 through 2001. In October 2002, Rick resumed the roles of President and Chief Executive Officer.

Keith G. Stamm (B.S., Mechanical Engineering, University of Missouri at Columbia; M.B.A., Rockhurst University)

        Keith joined our company in 1983 as a staff engineer at the Sibley Generating Station. Between 1985 and 1995, he held various operating positions. In 1995, Keith was promoted to Vice President, Energy Trading and in 1996, to Vice President and General Manager, Regulated Power. In 1997, he became the Chief Executive Officer of United Energy Limited, an electric distribution company that was listed on the Australian Stock Exchange in 1998. From January 2000 to November 2001, he served as Chief Executive Officer of Aquila Merchant Services, Inc. (Aquila Merchant). In November 2001, he was appointed President and Chief Operating Officer of our utility business. In October 2002, Keith became Senior Vice President and Chief Operating Officer of Aquila.

Rick J. Dobson (B.B.A., Accounting, University of Wisconsin at Madison; M.B.A., University of Nebraska at Omaha)

        Rick joined Aquila Merchant in 1989 as Vice President and Controller. In 1995, he left Aquila to serve as Vice President and Controller for ProEnergy in Houston, Texas. He rejoined Aquila Merchant in 1997 and served as Vice President Financial Management of Aquila Merchant until November 2002, when he was appointed Interim Chief Financial Officer of Aquila. In May 2003, Rick was appointed Senior Vice President and Chief Financial Officer of Aquila. Prior to joining our company, Rick served in a management position with Arthur Andersen LLP.

Leo E. Morton (B.S., Mechanical Engineering, Tuskegee University; M.S., Management, Massachusetts Institute of Technology)

        Leo joined our company in 1994 as Vice President, Performance Management. He was appointed Senior Vice President in 1995 and Senior Vice President, Human Resources and Operations Support in 1997. In 2000, he was named Senior Vice President and Chief Administrative Officer. Prior to working for us, Leo held executive and management positions in manufacturing and engineering for AT&T beginning in 1973.

Leslie J. Parrette, Jr. (A.B., Sociology, Harvard College; J.D., Harvard Law School)

        Les joined our company in July 2000 as Senior Vice President and General Counsel. In September 2001, he was also appointed Corporate Secretary of Aquila. Prior to joining our company, Les was a partner in the law firm of Blackwell Sanders Peper Martin LLP from 1992 through June 2000.

Sally C. McElwreath (B.A., Social Sciences; M.B.A., Public Relations, Pace University)

        Sally joined our company in 1994 as Senior Vice President, Corporate Communications. She left the company in 2001 and returned in the same position in June 2003. Prior to joining our company, she was Vice President, Corporate Communications for Macmillan Inc. and for The Travel Channel; Director of Marketing Communications for TransWorld Airlines; and Manager of Corporate Communications for United Airlines beginning in 1971. Prior to 1971, she held various positions with ARCO and Sinclair Oil Corporation. Sally also served as a public affairs officer in the U.S. Naval Reserve, attaining the rank of captain.

Brock A. Shealy (A.B., Psychology; Drury College; J. D., University of Missouri-Kansas City)

        Brock joined our company in August 1999 as Director, Employee and Labor Relations. He transferred to our Merchant operations in August 2000 and became Vice President, Human Resources in January 2001. He was named Chief Administrative Officer for our European operations in December 2001. He was appointed our Senior Vice President and Corporate Compliance Officer in August 2003. Prior to joining our company, Brock was an associate and then partner with the law firm of Blackwell Sanders Peper Martin LLP from 1989 through July 1999.

Jon R. Empson (B.A., Economics, Carleton College; M.B.A., Economics, University of Nebraska at Omaha)

        Jon joined our company in 1986 as Vice President, Regulation, Finance and Administration of one of our major utility divisions. In 1993, Jon was appointed Aquila's Senior Vice President, Gas Supply and Regulatory Services and in 1996 he was appointed Senior Vice President, Regulatory, Legislative and Environmental Services. In December 2003, Jon was appointed Senior Vice President, Regulated Operations. Prior to joining the company, Jon worked for a predecessor company in various executive and management positions for seven years, held executive management positions at the Omaha Chamber of Commerce and Omaha Economic Development Council and worked as an economist with the U.S. Department of Housing and Urban Development.

Robert L. Poehling (B.S., Business, University of Nebraska)

        Bob joined our company in 1991 and served in various operating and management positions until 1996 when he was appointed Vice President, General Manager of an affiliated merchant company in Australia. In 1999, he was appointed Senior Vice President of Aquila Merchant. In December 2003, Bob was appointed as our Senior Vice President, Energy Resources.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a discussion of the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion only addresses tax considerations for beneficial owners of our common stock that hold our common stock as a "capital asset," within the meaning of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to specific beneficial owners of our common stock in light of their particular circumstances or to beneficial owners of our common stock subject to special treatment under U.S. federal income tax laws (such as banks, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships, other pass-through entities, persons who hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons deemed to sell our common stock under the constructive sale provisions of the Code). This discussion does not address any applicable state, local or foreign tax laws relating to the acquisition, ownership and disposition of our common stock. If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership and such partnership and partners should consult their tax advisors about the tax consequences of an investment in our common stock.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our common stock that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of the source thereof; or

  •
  a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or a trust that was in existence on August 20, 1996 and that has elected to be treated as a U.S. person.

        A "Non-U.S. Holder" is a beneficial owner of our common stock that is not a U.S. Holder.

        You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

U.S. HOLDERS

        The following is a general discussion of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock by a U.S. Holder.

  Distributions on our Common Stock

        Distributions, if any, made on our common stock generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. We do not expect to have accumulated earnings and profits in the foreseeable future and may not have current earnings for some time or during the relevant period when any dividend is paid. Distributions in excess of our current or accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in our common stock and thereafter as gain from a sale or exchange of our common stock. Such gain generally will be long-term capital gain if the U.S. Holder's holding period in our common stock is more than one year at the time of the distribution.

        Any distribution out of current or accumulated earnings and profits to a corporate U.S. Holder will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. Non-corporate U.S. Holders are not entitled to the dividends received deduction, although dividends received prior to January 1, 2009 may be eligible for a reduced rate of taxation. To the extent that a corporate U.S. Holder receives a distribution on our common stock that exceeds our current or accumulated earnings and profits, such distributions would not be eligible for the dividends received deduction.

  Sale or Exchange of our Common Stock

        Upon the sale or exchange of our common stock, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate taxpayers are generally taxed at a reduced maximum marginal tax rate. The deductibility of capital losses is subject to certain limitations.

  Backup Withholding and Information Reporting

        In general, payments made on our common stock and proceeds from the sale or other disposition of our common stock may be subject to backup withholding. In general, backup withholding will apply to a non-corporate U.S. Holder if such U.S. Holder:

  •
  fails to furnish, under penalties of perjury, its taxpayer identification number (TIN) (which for an individual is the holder's social security number);

  •
  furnishes an incorrect TIN;

  •
  is notified by the IRS that it has failed to properly report payments of interest and dividends; or

  •
  under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and is a U.S. person and has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, or otherwise fails to comply with applicable requirements of the backup withholding rules.

        Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability, provided that the required procedures are followed.

        A U.S. Holder will also be subject to information reporting with respect to payments on our common stock and proceeds from the sale or other disposition of our common stock, unless such U.S. Holder is a corporation or other exempt recipient and appropriately establishes that exemption.

NON-U.S. HOLDERS

        The following is a general discussion of certain U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder.

  Distributions on our Common Stock

        Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits. Dividends paid on our common stock held by a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% (or reduced rate under an applicable tax treaty) unless such dividends are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, in which case the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. Holder unless an applicable tax treaty provide otherwise. Additionally, a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes could be subject to a branch profits tax on dividends effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder at a rate of 30% (or reduced rate under an applicable tax treaty).

        We do not expect to have accumulated earnings and profits in the foreseeable future and may not have current earnings for some time or during the relevant period when any dividend is paid. Any distributions in excess of our current and accumulated earnings and profits will be treated as described under "U.S. Holders—Distributions on our Common Stock" and such distributions will not be subject to the 30% U.S. federal withholding tax. If such distributions result in the recognition of gain and are effectively connected with the conduct of a trade or business in the United States, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. Holder unless an applicable tax treaty provide otherwise.

  Sale or Exchange of our Common Stock

        A Non-U.S. Holder of our common stock will generally not be subject to U.S. federal income tax on gains realized on the sale or exchange of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or exchange, and certain other conditions are met, (ii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, or (iii) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale or exchange or the period that such Non-U.S. Holder held our common stock (which we do not believe that we have been or are currently) and certain other conditions are met. If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or reduced rate under an applicable tax treaty) on the amount by which capital gains allocated to U.S. sources (including gains from the sale or exchange of our common stock) exceed capital losses allocated to U.S. sources. If the second or third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder unless otherwise provided in an applicable tax treaty. In the case of the second exception, a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes could also be subject to a branch profits tax on such gain at a rate of 30% (or reduced rate under an applicable tax treaty).

  U.S. Federal Estate Tax

        Our common stock held by an individual Non-U.S. Holder who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) generally will be included in such holder's estate for U.S. federal estate tax purposes unless an applicable tax treaty provides otherwise.

  Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS and to each Non-U.S. Holder any dividend that is subject to withholding tax, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Information reporting and backup withholding of U.S. federal income tax at the applicable rate in general may apply to payments made by us or our paying agent to a Non-U.S. Holder if such Non-U.S. Holder fails to make the appropriate certification that it is not a U.S. person or otherwise fails to establish an exemption.

        Payments of the proceeds of a sale or exchange of our common stock to or through a foreign office of a U.S. broker or of a foreign broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless the payee is an exempt recipient or otherwise establishes an exemption. Payments of the proceeds of a sale or exchange of our common stock to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. person or otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of our common stock will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

        We have entered into an underwriting agreement with Lehman Brothers Inc. and the other underwriters named in the table below for whom Lehman Brothers Inc. is acting as the representative, pursuant to which, and subject to its terms and conditions, we have agreed to sell to these underwriters and the underwriters have severally agreed to purchase from us the number of shares of our common stock shown opposite their names below:

Underwriter	Number of Shares
Lehman Brothers Inc.
Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	40,000,000

        The underwriting agreement provides that the underwriters' obligations to purchase the shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Over-Allotment Option

        We have granted to the underwriters a 30-day option to purchase up to 6,000,000 additional shares at the initial offering price less the underwriting discounts and commissions. The option may be exercised to cover over-allotments of common stock, if any.

Commissions and Expenses

        The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at such public offering price less a selling concession not in excess of $                      per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $                      per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 6,000,000 additional shares. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters pay us per share.

Amounts Aquila Will Pay
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $500,000.

Lock-Up Agreements

        We have agreed that we will not, directly or indirectly: (a) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition at any time in the future of), or file with the Securities and Exchange Commission a registration statement under the Securities Act (other than the filing of any registration statement with the Commission on Form S-8 relating to the offering of securities pursuant to the terms of a plan in effect on the date of the closing of this offering) relating to, any shares of our common stock (including, without limitation, shares of common stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable or exercisable for shares of our common stock (other than (i) the sale of the shares of common stock to the underwriters offered pursuant to this offering, (ii) the sale of the PIES to the underwriters in our concurrent note offering, or (iii) any common stock issued, or options to purchase any common stock granted, under existing employee benefit plans), (b) enter into any swap, hedge or other derivatives transaction or arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of our common stock or other securities, in cash or otherwise or (c) publicly disclose the intention to enter into any such transaction or arrangement of the type described in (a) or (b) above, in each case without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of this prospectus supplement (the "Lock-up Period").

        Certain of our executive officers also have agreed that during the Lock-up Period they will not, directly or indirectly: (a) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition at any time in the future of), or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by Aquila in accordance with the rules and regulations of the Securities and Exchange Commission and shares of such common stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable or exercisable for shares of our common stock (other than (i) the shares of common stock offered pursuant to this offering, (ii) the PIES offered in our concurrent note offering, and (iii) dispositions to any trust for the benefit of the transferor and/or the immediate family of the transferor, provided, that any transferee agrees in writing to be bound by the transfer restrictions described in this paragraph), or (b) enter into any swap, hedge or other derivatives transaction or arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of our common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc.

        Notwithstanding the foregoing, if (1) during the last 17 days of the Lock-up Period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the Lock-up Period we announce that we will release earnings during the 17-day period beginning on the last day of the Lock-up Period, then the Lock-up Period will continue to apply until the expiration of the 17-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Lehman Brothers Inc. has informed us that it does not have any pre-established conditions to waiving the terms of lock-up agreements and that it grants waivers after evaluating the unique facts and circumstances of each person's request for such a waiver. Lehman Brothers Inc. has advised us that if it were to consider granting a waiver to a lock-up agreement, then some of the factors it would consider in deciding whether to grant such a waiver include the reason for the request, the number of shares that the locked-up party is requesting be released, whether the stock will be released for public sale or will be transferred to another person or entity that will remain subject to the terms of the lock-up agreement, the current stock price of Aquila and the trading history of the stock, then prevailing economic and equity market conditions, and applicable rules and regulations (particularly those relating to the publication of equity research).

Indemnification

        We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of certain representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

        Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement.

Stabilization, Short Positions and Penalty Bids

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of the shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares that they may purchase in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve the purchase of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise, and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representations that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        This prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for the sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not a part of this prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Our Relationship with the Underwriters

        Certain of the underwriters and their affiliates have, directly and indirectly, provided investment and commercial banking or financial advisory services to us and our affiliates, for which they have received customary fees and commissions, and expect to provide these services to us and our affiliates in the future, for which they expect to receive customary fees and commissions.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., New York, New York. The underwriters have been represented by Milbank, Tweed, Hadley & McCloy LLP, New York, New York in connection with this offering. Milbank, Tweed, Hadley & McCloy LLP from time to time provides legal services to us.

PROSPECTUS

$1,000,000,000

Aquila, Inc.

        Senior Notes, Common Stock, Stock Purchase Contracts and Stock Purchase Units

        We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

        This prospectus may not be used to offer or sell any securities unless it is accompanied by a prospectus supplement.

        INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

        Our common stock is listed for trading on the New York Stock Exchange under the trading symbol "ILA".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is dated August 2, 2004

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell in one or more offerings any combination of the securities described in this prospectus, either separately or in units, up to a total dollar (or its equivalent in foreign currencies) amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        On March 15, 2002, we changed our name from UtiliCorp United Inc. to Aquila, Inc. Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Aquila," "we," "our," "us," or similar references mean Aquila, Inc. and all of our subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains the reports, proxy and information statements and other information regarding issuers that file electronically. The address of the SEC's Internet site is http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents. This information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (which filed documents do not include any portions thereof containing information furnished under either Item 9 or Item 12, or any related exhibit, of any Current Report on Form 8-K unless otherwise indicated):

  a.
  Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

i

  b.
  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004.

  c.
  Current Reports on Form 8-K filed on March 8, 2004, June 10, 2004 (reporting Items 2 and 7) (as amended by Form 8-K/A filed July 13, 2004), June 14, 2004, June 25, 2004, July 20, 2004 and July 21, 2004.

  d.
  The description of common stock contained in our Registration Statement on Form 8-B dated May 5, 1987 (File No. 001-03562) and the description of the preference stock purchase rights set forth in our Registration Statement on Form 8-A dated March 4, 1997 (File No. 001-03562).

        You may request a copy of these filings, at no cost, by telephoning or writing to us at the following address:

Investor Relations
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105
816-421-6600

        Additionally, you can get further information about us on our website, http://www.aquila.com. We do not, however, intend for the information on our website to constitute part of this prospectus.

        This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

ii

THE COMPANY

        We are an electric and natural gas utility company headquartered in Kansas City, Missouri. Our executive offices are located at 20 West Ninth Street, Kansas City, Missouri 64105 and our telephone number is 816-421-6600.

RISK FACTORS

        Investing in our securities involves risks. You should carefully consider the specific factors discussed under the caption "Risk Factors" in the applicable prospectus supplement, together with all the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

USE OF PROCEEDS

        Unless otherwise set forth in a prospectus supplement, the net proceeds from the sale of the offered securities will be used for general corporate purposes including the repayment of debt and other obligations.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

		Years Ended December 31,
	Twelve Months Ended March 31, 2004
		2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	(a)	(a)	(a)	2.26	1.89	1.87

(a)
Ratio amount not shown due to a coverage deficiency in the amount of $545.9 million for the twelve months ended March 31, 2004 and $513.3 million and $2,007.8 million for the years ended December 31, 2003 and 2002, respectively.

        The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of these ratios, earnings consist of income before provisions for income taxes and fixed charges less undistributed earnings in equity investments. For this purpose, fixed charges comprise (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

DESCRIPTION OF COMMON STOCK

General

        We are authorized to issue up to 430,000,000 shares of capital stock consisting of:

  •
  400,000,000 shares of common stock, par value $1 per share;

  •
  10,000,000 shares of preference stock, without par value; and

  •
  20,000,000 shares of Class A common stock, par value $1 per share.

Dividend Rights and Limitations

        Subject to the limitation referred to below, our board of directors may declare dividends on our capital stock out of funds legally available for that purpose.

        Our $430,000,000 Credit Agreement prohibits us from declaring or paying any dividend, other than a dividend payable in shares of our capital stock, or making any payment on account of the purchase, redemption, retirement or other acquisition of any shares of our capital stock, unless our senior unsecured credit rating is at least Ba2 from Moody's Investors Services, Inc. and BB from Standard & Poor's Corporation. Our current credit ratings from Moody's and Standard & Poor's are CCC+ and Caa1, respectively. Accordingly, we are prohibited from paying dividends. In addition, we must obtain the prior approval of the Kansas Corporation Commission before declaring or paying dividends on our capital stock.

Voting Rights

        Holders of our common stock are entitled to one vote for each share held of record. Our board of directors is divided into three classes, and each year one class is elected to serve a three-year term. Holders of common stock do not have cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the outstanding shares of our common stock voting for the election of directors can elect all the directors, and the remaining holders will not be able to elect any directors.

Liquidation Rights

        Our outstanding common stock is, and the common stock that may be offered from time to time, when issued and paid for will be, fully paid and non-assessable. Holders of common stock do not have any preemptive rights. On liquidation, the holders of the common stock will be entitled to all amounts remaining for distribution after payment of the liquidation preferences of the outstanding shares, if any, of the Class A common stock and the preference stock.

Class A Common Stock and Preference Stock

        Without action by our stockholders, our board of directors may issue one or more series of Class A common stock or preference stock that may have terms more favorable than the common stock, including preferential dividend, liquidation, redemption and voting rights.

        We may use the Class A common stock or the preference stock as an anti-takeover device because these securities may be issued with "super voting" rights and placed in the control of parties aligned with current management. However, the NYSE has in effect a rule that restricts our ability to issue Class A common stock and preference stock with super voting rights. There are presently no shares of Class A common stock or preference stock issued or outstanding.

Stockholder Rights Plan

        We have adopted a stockholder rights plan under which our stockholders have been granted one preference stock purchase right for each share of common stock held. The following description of the purchase rights is not complete. You should refer to the Rights Agreement we entered into with UMB Bank, N.A. (as successor to First Chicago Trust Company of New York), a copy of which we filed with the SEC as an exhibit to our Form 8-A Registration Statement filed on March 4, 1997.

        Each purchase right, when it becomes exercisable as described below, entitles the holder to purchase one-thousandth of a share of our Series A Participating Cumulative Preference Stock, no par value, at a purchase price of $76.67, subject to certain adjustments and other specified conditions.

        The purchase rights become exercisable upon the occurrence of a "distribution date," which is defined in the rights agreement as the earlier of:

  •
  the tenth business day, or such later date as our board of directors may fix, after the date on which any company commences a tender or exchange offer which, if consummated, would result in the company acquiring ownership of more than 15% of our outstanding common stock; or

  •
  the "flip-in date," which means the tenth business day after we first publicly announce that a company has acquired ownership of more than 15% of our outstanding common stock, or such other date as our board of directors may adopt prior to the flip-in date that would otherwise have occurred.

        The rights agreement does not apply to certain acquisitions, including acquisitions by a company that inadvertently acquires ownership of more than 15% of our outstanding common stock, provided the company promptly divests sufficient shares of common stock to reduce its percentage ownership below 15%.

        If a flip-in date occurs, each purchase right, other than purchase rights the acquiring company or any of its affiliates beneficially own, will constitute the right to purchase from us that number of shares of our common stock having a market value equal to twice the exercise price of the purchase right. On the occurrence of a flip-in date, the purchase rights beneficially owned by the acquiring company or any of its affiliates will be void.

        In addition, our board of directors may, at its option, at any time after a flip-in date and prior to the time the acquiring company becomes the owner of more than 50% of the outstanding shares of our common stock, elect to exchange all of the outstanding purchase rights, other than those purchase rights beneficially owned by the acquiring company or its affiliates, for shares of our common stock at an exchange ratio of one share of our common stock per purchase right. Immediately upon the taking of that action by our board of directors, the right to exercise the purchase rights will terminate and each purchase right will then represent only the right to receive the appropriate number of shares of common stock.

        Whenever we become obligated to issue shares of common stock upon the exercise of or in exchange for purchase rights, we may substitute shares of preference stock, at a ratio of one one-thousandth of a share of preference stock for each share of common stock.

        If we are acquired in a merger or other similar business combination entered into while:

  •
  the acquiring company or any of its affiliates is in control of our board of directors or 50% or more of our assets; or

  •
  assets representing 50% or more of our operating income or cash flow are transferred to an acquiring company or any of its affiliates,

then we are required to take all necessary action to ensure that the purchase rights will "flip-over" and entitle each holder of a purchase right to purchase capital stock of the acquiring company having a market value equal to twice the purchase price of the preference stock otherwise purchasable pursuant to the purchase right.

        At any time prior to the earlier of a flip-in date and the tenth anniversary of the rights agreement, our board of directors may redeem the purchase rights in whole, but not in part, at a price of $0.01 per purchase right. Under certain circumstances the rights agreement may be amended by our board of directors without approval from our stockholders.

        The purchase rights have an anti-takeover effect. Specifically, the purchase rights may cause substantial dilution to a person or group that attempts to acquire a substantial number of shares of our common stock without the approval of our board of directors. The purchase rights will not interfere with any merger or other business combination with a third party approved by our board of directors, because the board of directors may, at any time prior to a flip-in date, redeem the purchase rights as described above or amend the rights agreement to render it inapplicable to a specific transaction.

Additional Anti-Takeover Defenses

        A number of provisions in our governing corporate documents may have the effect of discouraging other companies from acquiring large blocks of our common stock or delaying or preventing a change of control of Aquila. For instance, because our Restated Certificate of Incorporation authorizes our board of directors to issue additional capital stock without stockholder approval, the board of directors could issue additional shares of stock to discourage a change of control of Aquila. Furthermore, the absence of cumulative voting rights could discourage accumulations of large blocks of our common stock by purchasers seeking representation on our board of directors.

        Other provisions in our Restated Certificate of Incorporation are designed to discourage attempts to obtain control of Aquila in a transaction not approved by our board of directors. Such provisions include:

  •
  an 80% stockholder vote requirement to remove the entire board of directors;

  •
  a prohibition against the removal of individual directors without cause;

  •
  a requirement that the board of directors be divided into three classes, with one class elected each year for a three-year term;

  •
  an 80% stockholder vote requirement to amend provisions of the certificate of incorporation relating to our board of directors;

  •
  an 80% stockholder vote requirement to approve certain business transactions, unless certain minimum price conditions are met;

  •
  an 80% stockholder vote requirement to amend the above-listed provisions;

  •
  a requirement that stockholder action may be taken only at an annual or special meeting; and

  •
  a requirement that special meetings may be called by not less than a majority of the stockholders.

        Our bylaws also contain provisions that may have an anti-takeover effect, including:

  •
  advance notice requirements for stockholder nominations to our board of directors; and

  •
  a requirement that nominating stockholders provide information comparable to that which we would be required to provide under federal securities laws.

        These bylaw provisions could enable us to delay undesirable stockholder actions in order to give us more time and information to adequately respond.

        As previously described, our stockholder rights plan also has an anti-takeover effect. Severance agreements we have entered into with certain of our management employees may have anti-takeover effects as well. Such severance agreements provide that we must pay certain benefits if the employees are terminated without good cause or resign for good reason, as defined in the agreements, within three years after a change of control of Aquila.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is UMB Bank, N.A., Kansas City, Missouri.

        Our common stock is listed on the New York Stock Exchange, and unless the prospectus supplement accompanying this prospectus states otherwise, the common stock offered under this prospectus will be listed on that exchange.

DESCRIPTION OF SENIOR NOTES

        We may issue senior notes from time to time in one or more series, under an Indenture dated as of August 24, 2001, as supplemented, between us and J.P. Morgan Trust Company, N.A., as the successor trustee to BankOne Trust Company, N.A., as the trustee. The indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The following description of certain provisions of the indenture is a summary and is not complete. You should refer to all of the provisions of the indenture, including the definitions of certain terms contained in the indenture. A copy of the indenture may be obtained from us upon request.

General

        The indenture does not limit the aggregate principal amount of the senior notes or the aggregate principal amount of any particular series of senior notes that we may issue under the indenture. The indenture states that we may issue senior notes from time to time in one or more series. The senior notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

        The specific terms of each series of senior notes will be set forth in the prospectus supplement relating to that series, including the following terms, if applicable:

  •
  the title of the senior notes;

  •
  the aggregate principal amount of the series of senior notes and any limit on the aggregate principal amount of that series;

  •
  the price (expressed as a percentage of the aggregate principal amount) at which we will issue the series of senior notes;

  •
  the maturity date or dates for the series of senior notes;

  •
  the interest rate or rates (which may be fixed or variable) per annum for the series of senior notes, if any, or any method by which the interest rate or rates, will be determined;

  •
  the date or dates:

  •
  from which the interest, if any, will accrue;

  •
  on which the interest, if any, will be payable;

  •
  on which payment of the interest, if any, will commence; and

  •
  of record for any interest payments;

  •
  the convertibility features, if any;

  •
  the person, if different than the registered holder as of the record date, to whom any interest will be payable;

  •
  the dates, if any, on which and the price at which the series of senior notes may be redeemed or purchased under any mandatory sinking fund provisions, and the other detailed terms and provisions of the sinking funds;

  •
  the date, if any, after which and the price at which we or any holder of the senior notes may redeem the senior notes and other detailed terms and provisions of the optional redemptions;

  •
  any additional restrictive covenants included in the supplemental indentures solely for the benefit of the series of senior notes;

  •
  any additional events of default (as defined below) solely with respect to the series of senior notes;

  •
  the currency or currencies in which we will pay the principal of (and premium, if any) or interest, if any, on the series of senior notes;

  •
  the index, if any, used to determine the amount of principal of (and premium, if any) and interest, if any on the series of senior notes;

  •
  whether we will use a global security with respect to the series of senior notes, the name of the depository for the global security and the terms, if any, upon which interests in the global security may be exchanged for definitive senior notes; and

  •
  any additional terms of the series of the senior notes.

        Unless the applicable prospectus supplement states otherwise, we will pay the principal, and the premium and interest, if any, on the series of senior notes at the office or agency we maintain in New York, New York for that purpose. In addition, the transfer or exchange of the senior notes will be registrable at that same office. (Sections 301, 305 and 1002).

        Unless the applicable prospectus supplement states otherwise, we will only issue the senior notes in registered form without coupons and in denominations of $1,000 and integral multiples of $l,000. (Section 302). No service charge will be made for any registration of transfer or exchange of the senior notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. (Section 305).

        We may issue senior notes as original issue discount securities (as defined below) meaning that they will be sold at a discount below their principal amount. We will describe special federal income tax, accounting and other considerations applicable to original issue discount securities in the prospectus supplement. "Original issue discount security" is any security that provides for the acceleration of the maturity of an amount less than the principal amount of the security upon the occurrence and continuance of an event of default. (Section 101).

Events of Default

        With respect to any series of senior notes, the indenture defines an event of default as:

  •
  a default in the payment of principal (or premium, if any) on any senior note of that series at its maturity;

  •
  a default in the payment of any interest on any senior note of that series for 30 days;

  •
  a default in the payment of any sinking fund installment on any senior note of that series;

  •
  our failure to perform any other of the covenants or warranties in the indenture for 60 days after we receive notice of our failure (other than a covenant or warranty included in the indenture solely for the benefit of a series of senior notes other than that particular series);

  •
  certain events of bankruptcy, insolvency or reorganization of Aquila; and

  •
  any other event of default provided with respect to senior notes of that series. (Section 501).

        If any event of default with respect to any series of senior notes at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding senior notes of that series may, by notice, declare the principal amount (or, if the senior notes are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all senior notes of that series to be due and payable immediately. Upon certain conditions the holders of a majority in principal amount of the outstanding senior notes of that series on behalf of the holders of all senior notes of that series may annul that declaration and waive past defaults. A declaration may not, however, be annulled if the default is a default in payment of principal of, or premium or interest, if any, on the senior notes and other specified defaults unless that default has been cured. (Section 502 and 513).

        The prospectus supplement relating to each series of outstanding senior notes which are original issue discount securities will contain the particular provisions relating to acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

        The indenture states that the trustee will give notice to the holders of any series of senior notes of a known default if that default is uncured or not waived. The trustee may decide to withhold a notice of default if it determines in good faith that withholding of the notice is in the interest of the holders of the senior notes unless the default is in the payment of principal (or premium, if any) or interest, if any, on any senior notes of that series, or in the payment of any sinking fund installment on any senior note of that series. The trustee may not give notice of default until 30 days after the occurrence of a default in the performance of a covenant in the indenture other than for the payment of the principal of (or premium, if any) or interest, if any, or the deposit of any sinking fund installment. The term default with respect to any series of outstanding senior notes for the purpose only of this provision means the happening of any of the events of default specified in the indenture and relating to such series of outstanding senior notes, excluding any grace periods and irrespective of any notice requirements. (Section 602).

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of any series of outstanding senior notes before proceeding to exercise any right or power under the indenture at the request of the holders of that series of senior notes. (Section 603). The indenture states that the holders of a majority in principal amount of outstanding senior notes of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee. The trustee, however, may decline to act if that direction is contrary to law or the indenture. (Section 512).

        The indenture requires us to annually file with the trustee a certificate stating that no default exists or identifying any existing default. (Section 1007)

Defeasance

        At our option, we:

  •
  will be discharged from all obligations with respect to the senior notes (except for certain obligations including registering the transfer or exchange of the senior notes, replacing stolen, lost or mutilated senior notes, maintaining paying agencies and holding monies for payment in trust); or

  •
  need not comply with certain restrictive covenants of the indenture,

if we deposit with the trustee (and in the case of a discharge, 91 days after such deposit) money, or U.S. government obligations, or a combination of both, sufficient to pay all the principal of and interest on the senior notes on the date those payments are due in accordance with the terms of the senior notes to and including a redemption date which we irrevocably designate for redemption of the senior notes. To exercise this option, we must meet certain conditions, including delivering to the trustee an opinion of counsel stating that the deposit and related defeasance will not cause the holders of the senior notes to recognize income, gain or loss for federal income tax purposes. (Sections 403 and 1008).

Modification of the Indenture

        With respect to any series of senior notes we and the trustee may add provisions to or change or eliminate any of the provisions of the indenture relating to that series if holders of at least a majority in principal amount of that series of senior notes, voting as a class, consent. We and the trustee cannot, however, modify the indenture to:

  •
  change the stated maturity of any senior note;

  •
  reduce the principal amount of, or the rate of interest or any premium on, any senior note;

  •
  change the place or currency of payment on any senior note;

  •
  impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any security;

  •
  reduce the percentage of outstanding senior notes necessary to modify or amend the indenture; or

  •
  reduce the percentage of aggregate principal amount of outstanding senior notes necessary to waive compliance with certain provisions of the indenture or to waive certain covenants and defaults. (Section 902).

Consolidations, Merger and Sale of Assets

        Without the consent of the holders of any of the outstanding senior notes under the indenture, we may:

  •
  consolidate with or merge into any other corporation;

  •
  transfer or lease substantially all of our assets to any person;

  •
  acquire or lease substantially all of the assets of any person; or

  •
  permit any corporation to merge into us, if:

  •
  the successor is a corporation organized under the laws of any domestic jurisdiction;

  •
  the successor corporation, if other than us, assumes our obligations on the senior notes and under the indenture; and

  •
  after giving the effect to the transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, will occur. (Section 801).

        Certain of the covenants described above will not necessarily afford the holders protection in the event we are involved in a highly leveraged transaction, such as a leveraged buyout. However, we must obtain regulatory approval to issue long-term debt.

Outstanding Senior Notes

        In determining whether the holders of the requisite principal amount of outstanding senior notes have given any request, demand, authorization, direction, notice, consent or waiver under the indenture, the following are taken into account:

  •
  the portion of the principal amount of an original issue discount security deemed to be outstanding is that portion of the principal amount that could be declared to be due and payable upon the occurrence and continuation of an event of default under the terms of the original issue discount security as of the date of the determination, and

  •
  senior notes we or any of our affiliates own are not considered to be outstanding. (Section 101).

DESCRIPTION OF STOCK PURCHASE
CONTRACTS AND STOCK PURCHASE UNITS

        We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to herein as "stock purchase contracts." The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and senior notes or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

        The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

        We may sell the securities in any of four ways:

  •
  through underwriters or dealers;

  •
  directly to a limited number of institutional purchasers or to a single purchaser;

  •
  through agents; or

  •
  through direct sales or auctions performed by utilizing the Internet or a bidding or ordering system.

        Any underwriter, dealer or agent, may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include:

  •
  the name or names of any underwriters, dealers or agents;

  •
  the purchase price of the securities and the proceeds to us from such sale;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  the public offering price; and

  •
  any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

        If underwriters are used in the sale of securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities if any are so purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If dealers are utilized in the sale of any securities, we will sell the securities to the dealers as principals. Any dealer may resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the securities being offered.

        The securities may be sold from time to time directly by us through agents designated by us. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

        Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the "remarketing firms," acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act in connection with the securities remarketed thereby.

        If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase or exchange the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set forth in the applicable prospectus supplement, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of the contracts.

        Underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

        Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        Each series of securities will be a new issue and, other than the common stock, which is currently listed on the New York Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

        We may also offer senior notes directly to the public, with or without the involvement of agents, underwriters or dealers and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such senior notes. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which such securities are sold.

        The final offering price at which senior notes would be sold and the allocation of such senior notes among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of the Internet auction or pricing and allocating systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of senior notes. We will describe in the related supplement to this prospectus how any auction or bidding process will be conducted to determine the price or any other terms of the senior notes, how potential investors may participate in the process and, when applicable, the nature of the underwriters' obligations with respect to the auction or ordering system.

EXPERTS

        The consolidated financial statements and schedules of Aquila, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and Arthur Andersen LLP (as it relates to Aquila, Inc.'s investment in Quanta Services, Inc. for the year ended December 31, 2001), incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing. The audit report covering the December 31, 2003 financial statements refers to a change in the method of accounting for asset retirement obligations.

        We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it as having certified the financial statements of Quanta Services, Inc., described above, in our registration statement to which this prospectus relates as required by Section 7 of the Securities Act. Under Section 11(a)(4) of the Securities Act, if any audited financial statements included in a registration statement contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, an investor may sue the independent accountant who certified such financial statements only if such accountant has consented to being named as having certified such financial statements. Because Arthur Andersen LLP has not provided its written consent with respect to the financial statements of Quanta Services, Inc. described above, you may not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent.

40,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT
AUGUST    , 2004

LEHMAN BROTHERS

CREDIT SUISSE FIRST BOSTON

CITIGROUP

MERRILL LYNCH & CO.

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT SUMMARY
Aquila, Inc.
Strategic and Financial Repositioning
Domestic Utilities
Recent Developments
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION AND LONG-TERM GAS CONTRACTS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE COMPANY
MANAGEMENT
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF SENIOR NOTES
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
PLAN OF DISTRIBUTION
EXPERTS